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                                                                    EXHIBIT 99.1

Portions of the Annual Report on Form 10-K for the fifty-two weeks ended January 1, 2000 of Flowers Industries, Inc. filed with the SEC on March 31, 2000.

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ITEM 7.  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

         The following discussion should be read in conjunction with "Selected Financial Data" included herein and the consolidated financial statements and the related notes thereto of the Company incorporated by reference or included elsewhere. The following information contains forward-looking statements which involve certain risks and uncertainties. See "Forward-Looking Statements."

OVERVIEW

  General

         The Company produces and markets fresh baked breads, rolls and snack foods, frozen baked breads, desserts and snack foods, and cookies and crackers. Sales are principally affected by pricing, quality, brand recognition, new product introductions and product line extensions, marketing and service. The Company manages these factors to achieve a sales mix favoring its higher-margin branded products while using high-volume products to control costs and maximize use of capacity.

         The principal elements comprising the Company's production costs are ingredients, packaging materials, labor and overhead. The major ingredients used in the production of the Company's products are flour, sugar, shortening, fruits and dairy products. The Company also uses paper products, such as corrugated cardboard, aluminum products, such as pie plates, and plastic to package its products. The prices of these materials are subject to significant volatility. The Company has mitigated the effects of such price volatility in the past through its hedging programs, but may not be successful in protecting itself from fluctuations in the future. In addition to the foregoing factors, production costs are affected by the efficiency of production methods and capacity utilization.

         The Company's selling, marketing and administrative expenses are comprised mainly of distribution, logistics and advertising expenses. Distribution and logistics costs represent the largest component of the Company's cost structure, other than production costs, and are principally influenced by changes in sales volume.

         Depreciation and amortization expenses for the Company are comprised of depreciation of property, plant and equipment and amortization of costs in excess of net tangible assets associated with acquisitions. The Company's interest expense related to its outstanding debt is discussed in Note 4 of Notes to Consolidated Financial Statements.

  Matters Affecting Analysis

         As used herein, unless the context otherwise indicates: (i) "FII" means Flowers Industries, Inc., the publicly traded holding company, which owns all the outstanding common stock of Flowers Bakeries, Inc. ("Flowers Bakeries") and Mrs. Smith's Bakeries, Inc. ("Mrs. Smith's Bakeries"), and owns a majority of the outstanding common stock of Keebler Foods Company; (ii) "Keebler" means Keebler Foods Company and its consolidated subsidiaries; (iii) "Flowers" means FII and its wholly owned subsidiaries, Flowers Bakeries and Mrs. Smith's Bakeries, and their respective subsidiaries, excluding Keebler; and (iv) the "Company" means Flowers and its consolidated, majority-owned subsidiary, Keebler, collectively.

         Mrs. Smith's Bakeries experienced significant cost overruns in fiscal 1999 due primarily to the delay in completion of a major capital project involving 25 new or relocated and upgraded production lines at seven of its 10 operating facilities. Additionally, after the end of the second quarter of fiscal 1999, a review of Mrs. Smith's Bakeries business unit operations resulted in the recognition of higher reserves related to accounts receivable and inventory. These items are more fully addressed in the discussion of operating results by business segment below.


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         On February 3, 1998, FII completed its purchase of additional shares of
Keebler to increase its ownership from approximately 45% to 55% ("Keebler Acquisition"). Accordingly, the results of operations of Keebler are consolidated with those of Flowers for the fiscal years ended January 1, 2000 and January 2, 1999. From January 26, 1996, the date of FII's initial investment in Keebler, through February 3, 1998, FII accounted for its investment in Keebler using the equity method of accounting.

         In January 1998, Flowers changed its fiscal year from the Saturday nearest June 30 to the Saturday nearest December 31. Unless stated otherwise, all references to: (i) "fiscal 1997" shall mean Flowers' full fiscal year ended June 28, 1997; (ii) the "twenty-seven week transition period ended January 3, 1998" shall mean Flowers' twenty-seven week transition period from June 29, 1997 through January 3, 1998; (iii) "fiscal 1998" shall mean Flowers' full fiscal year ended January 2, 1999; and (iv) "fiscal 1999" shall mean Flowers' full fiscal year ended January 1, 2000. For purposes of this analysis and in light of the change in fiscal year end discussed above, the Company has compared fiscal 1998 with the corresponding financial information for the fifty-two weeks ended January 3, 1998 which has been developed solely for comparative purposes. The Company's quarterly reporting periods for fiscal 1999 were as follows, first quarter ended April 24, 1999, second quarter ended July 17, 1999, third quarter ended October 9, 1999, and fourth quarter and fiscal year ended January 1, 2000 (the Saturday nearest December 31).

         Prior to September 1996, Flowers Bakeries sold certain of its territories to independent distributors and financed such sales with ten year notes. In September 1996, Flowers Bakeries sold these notes, which totaled approximately $66.0 million, to a financial institution. Approximately $43.2 million of deferred pre-tax income was recognized. Subsequent to September 1996, all distributor loans have been made directly between the distributor and a financial institution. Pursuant to an agreement, Flowers Bakeries acts as the servicing agent for the financial institution and receives a fee for these services.

         The Company enters into commodity future and option contracts and swap agreements for wheat and, to a lesser extent, other commodities, in an effort to provide a predictable and consistent commodity price, and thereby reduce the impact and volatility in its raw material and packaging prices. In fiscal 1999, the Company recorded a negative mark-to-market adjustment of $3.5 million related to these activities. In fiscal 1998, a gain of $1.1 million was recorded, and for the transition period ended January 3, 1998 and the fiscal year ended June 28, 1997 losses of $0.8 million and $0 were recorded, respectively. The charges are recorded as an FII expense and do not affect the results of operations on a segment basis at Flowers Bakeries, Mrs. Smith's Bakeries or Keebler.

  Information on Restructurings and Acquisitions

         The Company has undertaken a number of rationalizations and reorganizations of its operations during fiscal 1999 and fiscal 1998. As a result of these reorganizations and the resulting plant closures, production capability has been eliminated or transferred to other facilities. The purpose of the various reorganization plans was to realize long-term improved overall efficiencies and to reduce costs. However, management expects that there may continue to be short-term inefficiencies as the rationalizations and reorganizations are completed.

         During fiscal 1999, the Board of Directors of Keebler approved a plan to close its Sayreville, New Jersey production facility due to excess capacity within Keebler's 14-plant manufacturing network. As a result of this plan, the Company recorded a pre-tax non-recurring charge of $69.2 million. The charge included $46.1 million of non-cash asset impairments and $23.1 million of severance and other exit costs related to the Sayreville facility. As a direct result of this plan, asset impairments were recorded to write-down the closed


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facility to net realizable value, less cost to sell, based on management's estimate of fair value. Also, as part of this plan, asset impairments were recorded to write-off certain other machinery and equipment currently held by Keebler and to reduce goodwill acquired in the Sunshine Biscuits, Inc. acquisition in June 1996, neither of which provides any future economic benefit. Severance costs provided for the reduction of approximately 650 employees, of which 600 were represented by unions, and, as of January 1, 2000, approximately 640 employees, of which 595 were represented by unions, had been severed. This plan is substantially complete as of January 1, 2000. Accordingly, during the fourth quarter of fiscal 1999, an adjustment of $2.9 million was recorded against the original $69.2 million. The adjustment was due to lower than expected severance costs and an earlier than expected disposal of the facility as current real estate conditions resulted in a twelve month reduction in the estimated disposal period. The adjusted net charge in fiscal 1999 related to this plant closure was $66.3 million. Ongoing costs, including, but not limited to, guard service, utilities, property taxes and preparing the facility for sale, will continue for eighteen months or until the facility is disposed of, whichever occurs earlier. The amount of suspended depreciation and amortization that would have been recognized for year ended January 1, 2000 if prior period impairment had not been recognized was approximately $3.7 million, with $5.6 million of annualized savings anticipated in 2000.

         During the fourth quarter of fiscal 1998, the Board of Directors of the Company approved a plan to realign production and distribution at Flowers Bakeries and Mrs. Smith's Bakeries in order to enhance efficiency. The Company recorded a pre-tax non-recurring charge of $68.3 million ($32.2 million, $32.3 million and $3.8 million for Flowers Bakeries, Mrs. Smith's Bakeries and Keebler, respectively). The charge included $57.5 million of noncash asset impairments, $4.8 million of severance costs and $6.1 million of other related exit costs. The plan involved closing six less efficient facilities of Flowers Bakeries and Mrs. Smith's Bakeries and shifting their production and distribution to highly automated facilities. As a direct result of management's decision to implement production line rationalizations, asset impairments were recorded to write-down the closed facilities to net realizable value, less cost to sell, based on management's estimate of fair value, and the related cost in excess of net tangible assets. Also, as part of this plan, asset impairments were recorded to write-off certain duplicate machinery and equipment designated for disposal. The plan included severance costs for 695 employees, and, as of January 1, 2000, all such employees had been terminated. During fiscal 1999, Flowers Bakeries and Mrs. Smith's Bakeries recorded adjustments to the fiscal 1998 restructuring reserve of $1.1 million and $4.9 million, respectively. These adjustments are the result of reduced carrying costs of plants held for sale, an adjustment to the value of these assets due to the identification of a buyer and changes in estimates of severance and other employee termination costs. As of January 1, 2000, all significant actions related to the plans have been completed. The remaining exit costs include ongoing costs such as guard service, utilities and property taxes of closed facilities until the time of disposal. Management anticipates the charges will result in operating savings of approximately $40.0 million over the next five years, principally from reduced depreciation of approximately $13.0 million and increased efficiencies and reduced employee expense of approximately $27.0 million.

         During fiscal 1998, as part of accounting for the acquisition of President, Keebler recognized costs pursuant to a plan to exit certain activities and operations of President in order to rationalize productivity and reduce costs and inefficiencies. These exit costs, for which there is no anticipated future economic benefit, were provided for in the allocation of the purchase price and totaled $12.8 million. Company-wide staff reductions were initially estimated at 410 employees and $6.7 million, with the balance of the reserves allocated to costs associated with the closing of seven production, sales or distribution facilities, which principally include noncancelable lease obligations and building maintenance costs. At January 1, 2000, approximately 40 employees not under union contract had been terminated. In addition, during the year management reviewed its exit plan and made a determination that approximately 110 employees not under union contract, would not be terminated. During fiscal 1999, Keebler adjusted accruals previously established in the accounting for the President acquisition by reducing goodwill and other intangibles by $4.5 million to recognize exit costs that are now expected to be less than initially anticipated. The remainder of management's exit plan is expected to be substantially complete before the end of fiscal 2000 with only noncancelable lease obligations to be paid over the next six years, concluding in fiscal 2006.



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     As part of the acquisition of Mrs. Smith's Inc., Flowers recorded a purchase accounting reserve of $37.1 million in order to realign production and distribution at Mrs. Smith's Bakeries to reduce inefficiencies. The realignment involved the shutdown of a leased production facility. The reserve includes $27.6 million of noncancelable lease obligations and building maintenance costs, $2.1 million of severance costs, and $7.4 million of other exit costs, including health insurance, incremental workers' compensation costs and the costs associated with dismantling and disposing of equipment, at the closed facility. Under the plan, approximately 300 employees were to be and have been terminated. With the exception of noncancelable lease obligations and building maintenance costs that continue through fiscal 2006, this plan was substantially complete as of the end of fiscal 1998. Spending against the reserve totaled $6.8 million, $4.0 million, $.6 million and $1.6 million in fiscal 1999, fiscal 1998, the twenty-seven week transition period ended January 3, 1998 and fiscal 1997, respectively.

         As part of INFLO's acquisition of Keebler and Keebler's subsequent acquisition of Sunshine, Keebler's management team adopted and began executing a plan to reduce costs and inefficiencies. Certain exit costs totaling $77.4 million were provided for in the allocation of the purchase price of both the Keebler and Sunshine acquisitions. Management's plan included company-wide staff reductions, the closure of production, distribution and sales force facilities and information system exit costs. Severance costs were estimated at $39.4 million for the approximately 1,400 employees anticipated to be terminated. As of the end of fiscal 1998, all had been terminated. The plan included the closure of its Atlanta, Georgia and Santa Fe Springs, California, production facilities, as well as 39 sales force and distribution facilities. Costs incurred related to the closing of production, distribution and sales force facilities, other than severance costs, included primarily noncancelable lease obligations and building maintenance costs of $31.2 million. An additional $6.8 million was anticipated for lease costs related to exiting legacy information systems. As of January 4, 1998, the date FII began consolidating Keebler for financial reporting purposes, the remaining liability was $22.5 million, of which $20.2 million related to noncancelable lease obligations and building maintenance costs, $.3 million related to severance costs and $2.0 million related to other exit costs. All activity prior to that date occurred while FII accounted for its investment in Keebler in accordance with the equity method of accounting. Spending against the remaining reserves totaled $3.0 million for fiscal 1999 and $7.7 million for fiscal 1998. In addition, during fiscal 1999 and fiscal 1998, Keebler expensed $0.8 million and $2.8 million, respectively, principally for costs related to the closure of two distribution facilities not included in the original plan. During fiscal 1999, Keebler adjusted accruals previously established in the accounting for the Keebler acquisition by reducing goodwill and other intangibles by $0.5 million and reversing $1.3 million into income from operations to recognize exit costs that are now expected to be less than initially anticipated. The $1.3 million was credited to operating income as it had originally been charged to income from operations in fiscal 1999 and fiscal 1998. During fiscal 1998, Keebler also adjusted accruals previously established in the accounting for the Keebler and Sunshine acquisitions by reducing goodwill and other intangibles by $3.7 million to recognize exit costs that are now expected to be less than initially anticipated. The exit plan was substantially complete at January 1, 2000 with only noncancelable lease obligations continuing through 2006.


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         The Company's results of operations, expressed as a percentage of sales, are set forth below:

                                                                   FOR THE 52 WEEKS ENDED
                                                     ------------------------------------------------
                                                     JANUARY 1,   JANUARY 2,   JANUARY 3,    JUNE 28,
                                                        2000         1999         1998         1997
                                                     ----------   ----------   ----------    --------
                                                                        (UNAUDITED)
Sales ........................................         100.00%      100.00%      100.00%      100.00%
Gross margin .................................          52.74        54.78        47.32        45.20
Selling, marketing and administrative
  expenses ...................................          43.56        43.38        37.92        37.16
Depreciation and amortization ................           3.41         3.42         3.44         3.20
Non-recurring charge .........................           1.42         1.81
Interest expense, net ........................           1.91         1.83         1.61         1.75
Income before income taxes, investment in
  unconsolidated affiliate, minority interest,
  extraordinary loss and cumulative effect of
  changes in accounting principles ...........           2.43         4.35         4.36         6.11
Income taxes .................................           1.33         1.98         1.66         2.31
Net income ...................................            .17%        1.11%        3.74%        4.33%

FIFTY-TWO WEEKS ENDED JANUARY 1, 2000 COMPARED TO FIFTY-TWO WEEKS ENDED JANUARY 2, 1999

  Consolidated Results

         Sales. For the fiscal year ended January 1, 2000, sales were $4,236.0 million, or 12.5%, higher than sales for the prior year of $3,765.4 million. The effect on reported sales of businesses acquired, net of businesses sold subsequent to the start of 1999 was 8.8%. The overall sales increase, excluding acquisitions, is the result of a 5.3% increase at Keebler, a 2.4% increase at Flowers Bakeries and a 1.1% increase at Mrs. Smith's Bakeries.

         Gross Margin. Gross profit margin was 52.7% in fiscal 1999 as compared to 54.8% in fiscal 1998. Production difficulties and inefficiencies due to the plant realignment project at Mrs. Smith's Bakeries offset improved efficiencies and cost reduction programs at Flowers Bakeries and Keebler.

         Selling, Marketing and Administrative Expenses. Selling, marketing and administrative expenses increased $211.8 million or 13.0% over fiscal 1998. These expenses were 43.6% of sales in fiscal 1999 as compared to 43.4% in fiscal 1998.

         Depreciation and Amortization Expense. Depreciation and amortization expense was $144.6 million for fiscal 1999, an increase of 12.3% over $128.8 million for fiscal 1998. This is primarily due to increased capital spending and a full year of amortization related to Keebler's purchase of President.

         Non-Recurring Charge. See discussion under the heading "Matters Affecting Analysis" above.

         Interest Expense. For fiscal 1999, net interest expense was $80.9 million, an increase of 17.8% over fiscal 1998 interest expense of $68.7 million. Interest expense at Keebler was $36.2 million in fiscal 1999 and $26.5 million in fiscal 1998. The increase was primarily due to the overall higher average debt balance outstanding as a result of the President acquisition in fiscal 1998. Interest expense at Flowers was $44.7 million in fiscal 1999 and $42.2 million in fiscal 1998. The increase was due to higher borrowings required to fund capital expenditures at Flowers Bakeries and Mrs. Smith's Bakeries.


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         Income Before Income Taxes. Income before income taxes was $103.1 million for fiscal 1999, a decrease of 37.0% compared to income of $163.7 million reported in fiscal 1998. This decrease is primarily a result of losses in fiscal 1999 at Mrs. Smith's Bakeries due to costs related to a major production realignment as discussed below. Before considering non-recurring charges and credits, Mrs. Smith's Bakeries incurred an operating loss in fiscal 1999 of $53.3 million compared to operating income in fiscal 1998 of $45.9 million. Flowers Bakeries operating income, before non recurring credits, decreased $8.8 million in fiscal 1999 and unallocated expenses were higher by $12.5 million. These decreases are somewhat offset by increases in operating income of $64.0 million at Keebler. See below for further discussion of the results of operations by business segment.

         Income Taxes. Income taxes were provided at an effective rate of 54.6% in fiscal 1999 and 45.5% in fiscal 1998. The consolidated effective rate in fiscal 1999 is based on the interaction of the effective rate on Keebler's profits of 45.3% and the effective rate of the tax benefit on Flowers loss (excluding Keebler) of 29.0%. In each year the effective rate exceeded the statutory rate due to nondeductible expenses, principally amortization of intangibles, including trademarks, trade names, other intangibles and goodwill. During fiscal 1999, nondeductible items increased at Keebler due to inclusion of a full year of amortization for President intangibles and goodwill impairment related to the closure of the Sayreville, New Jersey facility. The effective rate on the loss at Flowers is indicative of the nondeductible charges included in the calculation of the loss.

         Net Income. For fiscal 1999, net income was $7.3 million, a decrease of 82.6% as compared to $41.9 million net income reported in fiscal 1998. Fiscal 1999 included a net non-recurring charge of $60.4 million and fiscal 1998 included a non-recurring charge of $68.3 million. Excluding the effect of these charges in fiscal 1999 and fiscal 1998, net income was $27.7 million in fiscal 1999 and $89.5 million in fiscal 1998. The decrease of $61.8 million is primarily attributable to production difficulties and inefficiencies at Mrs. Smith's Bakeries offset by increases at Keebler. These items are discussed in detail below.

  Operating Results by Business Segment

         Flowers Bakeries

         Sales at Flowers Bakeries for fiscal 1999 were $961.7 million, an increase of $22.6 million and 2.4% over sales of $939.1 million reported a year ago. Acquisitions, net of divestitures, accounted for 0.5% of the increase. The total sales increase was attributable to increases of 2.2% and 8.7% in branded retail and foodservice sales, respectively, slightly offset by a decrease of 7.0% in private label sales. Exclusive of the effect of acquisitions, the overall sales increase was a result of an increase of 4.5% in overall pricing offset by a decrease in volume of 2.2%.

         Gross margins increased to $515.1 million and 53.6% of sales for fiscal 1999 compared to $498.3 million and 53.1% of sales in fiscal 1998. This represents a combination of increased pricing offset by increased operating costs. While the cost of ingredients decreased during the year, the shift to sponge and dough production methods and the accompanying change in product formulation somewhat offset these savings. Flowers Bakeries believes that the sponge and dough process produces a better tasting product that will be valued in the market. Additional incremental costs were incurred due to the production disruption at the Goldsboro facility during construction of a new bun line.

         Selling, marketing and administrative expenses increased 6.7% and $26.2 million to $415.3 million and 43.2% of sales in fiscal 1999 from $389.1 million and 41.4% of sales in fiscal 1998. Distribution costs in fiscal 1999 were higher


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due to rising fuel costs, additional miles incurred throughout the route system and incremental distribution cost due to severe hurricanes and flooding in Florida and North Carolina. Administrative costs increased as a result of incremental costs associated with realigning the northern region to consolidate the Goldsboro, North Carolina facility (acquired in 1998) and incremental costs associated with the consolidation of the accounts receivable and accounts payable functions to a central Shared Services Center. Y2K costs during fiscal 1999 were $0.6 million.

         Depreciation and amortization expense was $32.9 million for fiscal 1999, a decrease of 1.8% from $33.5 million for fiscal 1998. The decrease is a result of the asset impairments recorded as a part of the non-recurring charge and write-off of start-up costs recorded in the prior year, partially offset by increased depreciation associated with capital improvements.

         Operating income was $67.0 million in fiscal 1999, a decrease of $8.8 million and 11.6% from fiscal 1998 operating income of $75.8 million. Despite these disappointing results in fiscal 1999, management expects operations at Flowers Bakeries to return to historic growth rates in 2000.

         Mrs. Smith's Bakeries

         Sales at Mrs. Smith's Bakeries for fiscal 1999, after excluding inter-segment sales, increased 1.1% to $606.5 million from $599.8 million reported a year ago. This increase was primarily driven by increases of 6.7%, 8.5% and 1.2% in foodservice, in-store bakery and branded retail sales, respectively, partially offset by a reduction of 7.8% in non-branded retail and co-pack fresh snack products. The disappointing sales increase is attributable to production difficulties, as discussed below, resulting in product shortages.

         Gross margin for fiscal 1999 was $172.0 million and 28.4% of sales compared to $246.4 million and 41.1% reported a year ago. This decrease is primarily the result of costs associated with a massive production realignment project that included the installation and start-up of 25 new or relocated and upgraded production lines. Mrs. Smith's Bakeries experienced start-up costs, product damage, spoilage and unabsorbed overhead at seven of its 10 production facilities primarily in the third and fourth quarter of fiscal 1999. This project fell behind due to the delay in the receipt and installation of production equipment, and in the programming of production control software and the hiring and training of additional production employees. Traditionally, the third and fourth quarters are Mrs. Smith's Bakeries highest volume quarters. However, product shortages in these quarters hurt overall sales especially in the higher margin retail segment.

         Selling, marketing and administrative expenses were $205.1 million and 33.8% of sales in fiscal 1999 as compared to $181.8 million and 30.3% of sales in fiscal 1998. These costs increased primarily due to increased administrative and distribution costs associated with Mrs. Smith's Bakeries' production realignment and increased promotional expenses which were committed to the retail market based on higher expected sales. As a result of lower production, sales volume was lower than anticipated during the seasonally high sales period of the third and fourth quarters. Also, following a review of Mrs. Smith's Bakeries' business operations after the end of the second quarter of fiscal 1999, the Company determined to recognize higher reserves for customer deductions, previously believed to be collectible, and trade promotions. At the same time, the Company also revised estimates of the recoverable amount of certain out of code, damaged or discontinued inventory. The conclusions reached by the Company relative to the ultimate realization of certain accounts receivable were based upon recent trends associated with Mrs. Smith's Bakeries' promotional and discount programs. The reserves at January 1, 2000 are considered adequate, and the promotional programs have been simplified. Y2K costs during fiscal 1999 were $.4 million.

         Depreciation and amortization expense was $20.1 million for fiscal 1999, an increase of 7.5% over $18.7 million for fiscal 1998.


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This increase is related to capital spending during the period offset by decreases in depreciation and amortization that resulted from the asset impairments recorded as a part of the non-recurring charge recorded in fiscal 1998. Depreciation and amortization expense will increase in fiscal 2000 as depreciation on the capital projects associated with the production realignment is reflected for a full year.

         The operating loss, excluding non-recurring charge credits, was $53.3 million in fiscal 1999, a decrease of $99.2 million from operating income, excluding non-recurring charges, of $45.9 million in fiscal 1998. As discussed above, the primary cause of this decrease was the costs associated with the production realignment and the related effect on sales. Fiscal 1999 was a year of tremendous challenges at Mrs. Smiths Bakeries. Management continues to address these production issues and expects them to be fully resolved during fiscal 2000. With the resolution of the production issues, elimination of the unusual costs that were incurred in fiscal 1999 and increased sales volume, Mrs. Smith's Bakeries is expected to have improved operating results in 2000.

         Keebler

         Sales at Keebler for fiscal 1999 increased 19.8% to $2,667.8 million from $2,226.5 million in fiscal 1998. This increase is primarily due to an increase in Keebler sales of branded products of 16.7% and an increase in the sales of specialty products of 32.8%. The acquisition of President accounted for sales of $423.3 million in fiscal 1999 as compared to sales of $95.3 million in fiscal 1998. Excluding the effects of President, sales increased 5.3% overall. Volume gains in core Keebler branded business and specialty business of 6.0% and 2.3%, respectively, accounted for this gain.

         Gross margins at Keebler declined slightly to 58.1% of sales during fiscal 1999 from 59.2% during the same period a year ago. This is attributable to a decrease in margins on specialty products, that was caused by a change in sales mix toward the high cost, custom-baked products. This decrease was partially offset by an increase in margins of branded products due to improved product mix and higher volume due to the inclusion of President for a full year. Excluding the impact of President, gross margins would have been 60.0% in fiscal 1999 and 58.8% in fiscal 1998. The improvement in year-over-year comparisons resulted from the benefits received on productivity and cost savings programs designed to improve efficiency at Keebler's production facilities, as well as from other cost reduction initiatives.

         Selling, marketing and administrative expenses increased $151.7 million in fiscal 1999, but improved 2.1% as a percent of sales. In addition to the inclusion of President expenses for a full year in fiscal 1999, as compared to only fourteen weeks in fiscal 1998, higher selling, marketing and administrative expenses were also experienced as a result of core Keebler volume growth. After removing the expenses contributed by President, selling, marketing and administrative expenses, as a percent of sales, were essentially flat year-over-year. Total marketing expenses increased as Keebler continued its focus on building brand equity and incremental trade promotion programs were instituted in support of the national distribution of Famous Amos and Murray Sugar Free cookies. Despite higher sales levels in fiscal 1999, more efficient marketing processes resulted in a lower rate of marketing expenses as a percent of sales. In addition, increased administrative expenses were incurred in fiscal 1999, due principally to higher compensation costs resulting from growth in the core Keebler business. Increases in selling and distribution expenses resulted mainly from the volume gains, as savings were achieved through a more efficient selling and distribution network. Keebler spent $2.9 million in fiscal 1999 preparing for Y2K.

         Depreciation and amortization expense was $84.1 million for fiscal 1999, an increase of 21.7% over $69.1 million for fiscal 1998. This increase is due primarily to increased goodwill amortization and depreciation relating to the purchase of President and increased depreciation associated with capital improvements.

         Operating income for fiscal 1999 was $197.6 million, an increase of $1.6 million and 0.8% over fiscal 1998 operating income of $196.0 million.


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Excluding the non-recurring charge in fiscal 1999, operating income was $263.9 million, an increase of $64.0 million and 32.0% over the prior year. As previously discussed, the increase in operating income before considering the non-recurring charge reflects growth due to the inclusion of the President business for a full year, growth in the Keebler core business and the benefits of productivity and cost savings programs.

FIFTY-TWO WEEKS ENDED JANUARY 2, 1999 COMPARED TO FIFTY-TWO WEEKS ENDED JANUARY 3, 1998

  Consolidated Results

         Sales. For fiscal 1998, sales were $3,765.4 million or 163% higher than sales in the prior year, which were $1,432.2 million. A majority of the increase was due to the consolidation of Keebler's sales, following the Keebler Acquisition, in the amount of $2,226.5 million. Excluding the Keebler Acquisition, the overall sales increase is the result of a 5% increase at Flowers Bakeries and a 12% increase at Mrs. Smith's Bakeries.

         Gross Margin. Gross margin for fiscal 1998 was $2,062.8 million, or 204% higher than the gross margin for the prior year, for which gross margin was $677.7 million. The Company's gross margin for fiscal 1998 includes $1,319.0 million attributable to Keebler, a factor not present in the prior year. Flowers Bakeries' gross margin improved to 53% as compared to 51% of sales for fiscal 1997. Mrs. Smith's Bakeries' gross margin improved to 41% in fiscal 1998 from 37% in the prior year.

         Selling, Marketing and Administrative Expense. For fiscal 1998, selling, marketing and administrative expenses were $1,633.3 million, or 201% higher than expense of $543.1 million for the prior year. The increase is due primarily to the inclusion of such expenses attributable to Keebler.

         Depreciation and Amortization. Depreciation and amortization expense was $128.8 million for fiscal 1998, an increase of 162% over the prior year, in which it was $49.2 million. The increase was primarily a result of the consolidation of Keebler, increased goodwill amortization relating to the Keebler Acquisition and increased depreciation associated with capital improvements.

         Non-Recurring Charge. See discussion under the heading "Matters Affecting Analysis" above.

         Interest Expense. For fiscal 1998, interest expense was $68.7 million, an increase of 199% over the corresponding period in the prior year, which was $23.0 million. Approximately $26.5 million in interest expense was attributable to the consolidation of Keebler, with the remaining increase due to borrowings used to fund the Keebler Acquisition.

         Income Before Income Taxes. Income before income taxes was $163.7 million for fiscal 1998, an increase of 162% over the $62.5 million reported for the prior year. Approximately $169.5 million of the increase was the result of the consolidation of Keebler, which was partially offset by the $68.3 million non- recurring charge, and increased goodwill and interest expense, all of which are discussed above and in the following business segment section.

         Income Taxes. Income taxes for fiscal 1998 were $74.4 million, an increase of 213% over the comparable period in the prior year, in which income taxes were $23.8 million. This increase is due primarily to the inclusion of $73.0 million of income taxes attributable to the consolidation of Keebler, partially offset by a reduction of income tax expense related to the non-recurring charge. Additionally, the effective tax rate increased to 45% from 38% due primarily to increased nondeductible goodwill amortization.

         Net Income. Net income for fiscal 1998 was $41.9 million, a decrease of 22%, as compared to $53.6 million reported in the prior year. The decrease was attributable to the non-recurring charge, an extraordinary loss due to early extinguishment of debt and a cumulative effect of a change in accounting principle relating to the Company's adoption of SOP 98-5. These decreases were partially offset by the consolidation of Keebler, which contributed $52.4 million, net of minority interest.

  Operating Results by Business Segment

         Flowers Bakeries

         Fiscal 1998 sales at Flowers Bakeries increased $43.5 million, or 5% from the prior year. Of the increase, 3% was due to an acquisition, 1% due to increased volume and 1% due to pricing and product mix. Gross margin improved to 53% of sales in fiscal 1998 as compared to 51% in the prior year. Improved volume, production efficiencies and lower ingredient costs contributed to the increase in gross margin. Selling, marketing and administrative expenses increased, primarily due to increased sales volume and expenses related to a project to improve Flowers Bakeries' information systems.

         Mrs. Smith's Bakeries

         Sales at Mrs. Smith's Bakeries increased $63.1 million, or 12%, in fiscal 1998 from the prior year. Of the increase, 8% was due to the acquisition of two businesses, 3% due to increased volume, and 1% due to pricing and product mix. Gross margin improved to 41% of sales in fiscal 1998 from 37% for the prior year. This increase was due primarily to increased volume, cost control and greater plant efficiencies. Selling, marketing and administrative expenses increased primarily due to increased sales volume and logistics costs related to the closing of its production facility in Pottstown, Pennsylvania and the shifting of its production to other Mrs. Smith's Bakeries' facilities.

         Keebler

         As discussed in matters affecting analysis, on February 3, 1998 FII increased its ownership in Keebler to 55% from 45%, Prior to that date FII accounted for its investment in Keebler under the equity method. During fiscal 1998, the first year the results of Keebler operations were consolidated, sales and gross margin were $2,226.5 million, and $1,319.0 million, respectively. Selling, marketing and administrative expenses were $1,053.8 million in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

         FII owns a majority of the outstanding stock of Keebler, and therefore is consolidating Keebler for financial reporting purposes. FII is limited in its ability to access the cash flows of Keebler to support its other operations due to the fact that Keebler is not wholly owned by FII. As a result of the consolidation of Keebler, the Company's balance sheet reflects Keebler's indebtedness of $456.4 million as of January 1, 2000; however, Flowers has not guaranteed such indebtedness and it is to be repaid solely from the cash flows of Keebler.

         Net cash provided by operating activities for fiscal 1999 was $243.1 million. Operating cash flows were positively affected by decreases in inventory and the timing of payments for vendor accounts. Operating cash flows were negatively affected by increases in receivables, including income tax benefits, and payments against facility closing cost reserves.

     Net cash disbursed for investing activities for fiscal 1999 was $273.7 million. This amount primarily consisted of $10.8 million for acquisitions and $266.6 million for capital expenditures. Capital expenditures of $73.6 million at Flowers Bakeries, $127.3 million at Mrs. Smith's Bakeries, including non-cash capital leases of $47.4 million, and $100.7 million at Keebler were made primarily to update and enhance production and distribution facilities. The remaining capital expenditures were $12.4 million at the FII corporate level.

         In fiscal 2000, the Company expects capital spending at Flowers Bakeries and Mrs. Smith's Bakeries to be approximately $35 million, a substantial reduction from fiscal 1999, since the production enhancement program is largely complete. Capital expenditures in fiscal 2000 will be used to finish projects that carried over from fiscal 1999 and to perform normal repair and maintenance items at existing facilities. Spending for facility closing and severance costs related to exit plans established in the acquisitions effected by Flowers and Keebler and the non-recurring charges are substantially complete as of the end of fiscal 1999, except for noncancelable lease payments and building maintenance costs that will continue through fiscal 2006. Management anticipates these cash requirements will be funded through operating cash flow.

         In fiscal 1999, net cash provided by financing activities was $15.4 million. Gross cash proceeds resulted from a receivable securitization at Keebler of $103.0 million, a net decrease in debt of $30.6 million and receipts from the exercise of stock compensation awards of $15.3 million. Keebler's debt decreased $198.1 million and Flowers' debt increased $214.9 million (including non cash capitalized leases of $47.4 million). Flowers' $100 million commercial paper agreement terminated on January 14, 2000 and the outstanding balance of $25.0 million was paid with available funds under Flowers' $500 million revolving syndicated loan facility (the "Loan Facility").

         For fiscal 1999, dividends paid per FII share increased 8.4% to $.515 from $.475 paid in the prior year. Dividends are declared at the discretion of the Board of Directors based on an assessment of the Company's financial position and other considerations. FII's ability to pay dividends is limited by the terms of its Loan Facility, as discussed below.

         Keebler declared no cash dividends during fiscal 1999 or prior thereto. Keebler's ability to pay cash dividends is limited by terms of its credit facilities. The most restrictive provision limits dividend payments by Keebler to the sum of (i) 50% of consolidated cumulative net income, (ii) net cash proceeds received from the issuance of capital stock, (iii) net cash proceeds received from the exercise of stock options and warrants, (iv) net cash proceeds received from the conversion of indebtedness into capital stock and (v) the net reduction in investments made by Keebler. Keebler is in compliance with these dividend restrictions and, accordingly, Keebler's Board declared a dividend subsequent to year end of $0.1125 per share that was paid on March 22, 2000. As a result of its 55% ownership in Keebler, FII received approximately $5.2 million from this dividend.

         The Company's credit facilities consist of the $500 million Loan Facility, $125 million of senior notes, a $100 million synthetic lease facility and $200 million of 7.15% debentures due 2028.

         Since September 1996, the Company has been a party to an $80 million loan facility agreement relating to its distributor note program (the "Distributor Facility") which is subject to the same financial covenants as the Loan Facility. This agreement provides third party credit facilities for the independent distributors serving Flowers Bakeries. The Company receives payments from the independent distributors and remits such amounts, net of certain loan servicing fees, to the financial institution. Additionally, the agreement requires amounts to be placed in escrow by the Company upon the occurrence of certain events as defined in the agreement. No events have occurred as of January 1, 2000 that would require such funding by the Company.

         During fiscal 1999 and subsequent to year-end, FII amended the Loan Facility and the Distributor Facility. The amendments provided for increased loan borrowing margins and facility fees and added and amended certain financial covenants. The covenants currently in effect include, among others, (i) a maximum leverage ratio of 0.65 to 1, (ii) an adjusted fixed charges coverage ratio of 1.10 to 1 for the second quarter of fiscal 2000, with increased levels for all quarters thereafter; (iii) minimum adjusted consolidated EBITDA at specified levels for each fiscal quarter, (iv) a borrowing base covenant requiring that FII's total indebtedness, measured quarterly, not exceed specified percentages of the book value of accounts receivable, inventory, property, plant and equipment and the fair market value of FII's interest in Keebler, (v) a prohibition on acquisitions, (vi) a negative pledge on all assets of the Company, (vii) a limit on Flowers capital expenditures, and (viii) limits on cash dividends unless the Company would have, following payment thereof, at least $15 million availability under the unused commitments and borrowing base tests of the Loan Facility. The amount of retained earnings available for payment of dividends at January 1, 2000 under the amendment was $125.0 million.

         The Company was in compliance with all covenants under its Loan Facility as in effect on January 1, 2000 and believes that, in light of its current cash position, its cash flow from operating activities and its amended credit facilities, it can comply with the current terms of its Loan Facility, Distributor Facility and other credit facilities and can meet presently foreseeable financial requirements.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133 -- "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). SFAS 133 establishes new rules for accounting for derivative instruments and hedging activities. The statement requires that all derivatives be recognized as either assets or liabilities in the balance sheet and that the instruments be measured at fair value. The accounting for changes in the fair value of a derivative depend on the intended use of the derivative and the resulting designation. The effective date for this standard has been extended to the Company's fiscal year 2001. The Company is currently assessing the effects SFAS 133 will have on its financial position and results of operations.

SEASONALITY

         The Company's sales, net income and cash flows are affected by the timing of new product introductions, promotional activities, price increases and a seasonal sales bias toward the first quarter and second half of the calendar year. The sales bias towards the first quarter is due primarily to Keebler being the leading supplier of Girl Scout cookies and the sales bias toward the second half of the year is primarily due to events such as back-to-school and the Thanksgiving and Christmas holidays. Sales for Mrs. Smith's Bakeries are highly seasonal since, historically, pie sales have been concentrated in the year-end holiday season.

YEAR 2000 ISSUE

         The Company utilizes a number of computer software programs and operating systems throughout its organization, including applications used in order processing, shipping and receiving, accounts payable and receivable processing, financial reporting and in various other administrative functions. The Company recognized the need to make every effort to ensure that its operations were not adversely impacted by applications and processing issues related to the calendar year 2000 (the "Year 2000 Issue"). The Year 2000 Issue is the result of computer programs that have been written to recognize two-digit, rather than four-digit, date codes to define the applicable year. To the extent that the Company's software applications contain source codes that are unable to appropriately interpret a code using "00" as the upcoming year 2000 rather than 1900, the Company could have experienced system failures or miscalculations that could have disrupted operations and caused a temporary inability to process transactions, send and process invoices or engage in similar normal business activities.

         The Company did not experience any significant malfunctions or errors in its operating or business systems when the date changed from 1999 to 2000. Based on operations since January 1, 2000, the Company does not expect any significant impact to its ongoing business as a result of the Year 2000 Issue. However, it is possible that the full impact of the date change has not been fully recognized. For example, it is possible that Year 2000 or similar issues such as leap year-related problems may occur with billing, payroll, or financial closings at month, quarterly, or year end. The Company believes that any such problems are likely to be minor and correctable. In addition, the Company could still be negatively affected if its customers or suppliers are adversely affected by the Year 2000 or similar issues. The Company currently is not aware of any significant Year 2000 or similar problems that have arisen for its customers and suppliers. Although a contingency plan does not exist regarding these potential problems, if significant risk is identified, the Company will develop contingency plans as deemed necessary at that time.

         The Company expended $6.2 million on Year 2000 readiness efforts from 1997 to 1999. These efforts included replacing some outdated, non-compliant hardware and non-compliant software as well as identifying and remediating Year 2000 problems.

FORWARD-LOOKING STATEMENTS

         Certain statements incorporated by reference or made in this discussion are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"). These statements are subject to the safe harbor provisions of the Reform Act. Such forward-looking statements include, without limitation, statements about:

         -        the competitiveness of the baking industry;

         - the future availability and prices of raw and packaging materials;

         -        potential regulatory obligations;

         -        our strategies;

         -        other statements that are not historical facts; and

         -        Year 2000 issues.

         When used in this discussion, the words "anticipate," "believe," "estimate" and similar expressions are generally intended to identify forward-looking statements. Because such forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including but not limited to:

         - changes in general economic or business conditions (including in the baking industry);

         -        actions of competitors;

         -        our ability to retain capital on terms acceptable to us;

         - our ability to recover material costs in the pricing of our products;

         - the extent to which we are able to develop new products and markets for our products;

         -        the time required for such development;

         -        the level of demand for such products; and

         -        changes in our business strategies.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         In the normal course of business, the Company is exposed to commodity price and interest rate risks, primarily related to the purchase of raw materials and packaging supplies and changes in interest rates. The Company manages its exposure to these risks through the use of various financial instruments, none of which are entered into for trading purposes. The Company has established policies and procedures governing the use of financial instruments, specifically as it relates to the type and volume of financial instruments entered into. Financial instruments can only be used to hedge an economic exposure, and speculation is prohibited. The Company's accounting policy related to financial instruments is further described in Note 1 of Notes to Consolidated Financial Statements.

  Commodity Price Risk

         The Company enters into commodity future and option contracts and swap agreements for wheat and, to a lesser extent, other commodities in an effort to provide a predictable and consistent commodity price and thereby reduce the impact of volatility in its raw material and packaging prices. A sensitivity analysis has been prepared to estimate the Company's exposure to commodity price risk. Based on the Company's derivative portfolio as of January 1, 2000, a hypothetical ten percent adverse change in commodity prices under normal market conditions could potentially have a $19.5 million effect on the fair value of the derivative portfolio. Based on the Company's derivative portfolio as of January 2, 1999, a hypothetical ten percent adverse change in commodity prices under normal market conditions could potentially have a $11.6 million effect on the fair value of the derivative portfolio. The analysis disregards changes in the exposures inherent in the underlying hedged item; however, the Company expects that any loss in fair value of the portfolio would be substantially offset by reductions in raw material and packaging prices.

  Interest Rate Risk

         The Company manages its exposure to interest rate risk primarily through the use of a combination of fixed to floating rate debt, as well as interest rate swap agreements, in order to reduce overall interest costs. Keebler has entered into interest rate swap agreements on both its fixed and floating rate debt. A sensitivity analysis has been prepared to estimate the Company's exposure to interest rate risk. Based on Flowers' mix of fixed and floating rate debt at January 1, 2000, assuming a ten percent increase in interest rates, Flowers' interest cost would increase $3.3 million, while the impact of a ten percent decrease in interest rates would reduce interest expense $3.3 million. Based on Flowers' mix of fixed and floating rate debt at January 2, 1999, assuming a ten percent increase in interest rates, Flowers' interest cost would increase $1.5 million, while the impact of a ten percent decrease in interest rates would reduce interest expense $1.5 million. Assuming a ten percent increase in market price, the fair value of Keebler's interest rate swap agreements at January 1, 2000, with a notional amount of $334.0 million, would increase the net receivable to $9.7 million, while the impact of a ten percent decrease in market price would reduce the net receivable to $6.0 million. The fair value of Keebler's interest rate swap agreements at January 2, 1999, with an assumed ten percent increase in market price and the notional amount of $527.3 million, would increase the net receivable to $3.1 million, while the impact of a ten percent decrease in market price would result in a net payable of $4.4 million. The analysis disregards changes in the exposures inherent in the underlying hedged item; however, the Company expects that any loss in fair value of the interest rate swap agreements would be substantially offset by increases in the value of those hedged items. During 1999, an interest swap that no longer served as a hedge, with a notional amount of $170.0 million, was recognized in income from operations with a marked to market fair value of $2.8 million.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Flowers Industries, Inc.

         In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Flowers Industries, Inc. and its subsidiaries (the "Company") at January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for the years ended January 1, 2000 and January 2, 1999, for the twenty-seven week period ended January 3, 1998, and for the year ended June 28, 1997, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/  PRICEWATERHOUSECOOPERS LLP

Atlanta, Georgia
February 3, 2000
except for Note 15 which
is as of March 30, 2000

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

                        CONSOLIDATED STATEMENT OF INCOME

                                                                 FOR THE 52 WEEKS ENDED         FOR THE 27       FOR THE 52
                                                             -----------------------------      WEEKS ENDED      WEEKS ENDED
                                                              JANUARY 1,        JANUARY 2,       JANUARY 3,        JUNE 28,
                                                                 2000              1999             1998             1997
                                                             -----------       -----------      -----------      -----------
                                                             (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Sales .................................................      $ 4,236,010       $ 3,765,367       $ 784,097       $ 1,437,713
                                                             -----------       -----------       ---------       -----------
Materials, supplies, labor and other production
  costs ...............................................        2,001,956         1,702,581         418,926           787,799
Selling, marketing and administrative expenses ........        1,845,101         1,633,319         301,426           534,285
Depreciation and amortization .........................          144,619           128,765          26,930            45,970
Non-recurring charge ..................................           60,355            68,313
                                                             -----------       -----------       ---------       -----------
Income from operations ................................          183,979           232,389          36,815            69,659
  Interest expense ....................................           82,565            72,840          12,144            25,691
  Interest (income) ...................................           (1,700)           (4,115)           (348)             (582)
                                                             -----------       -----------       ---------       -----------
Interest expense, net .................................           80,865            68,725          11,796            25,109
                                                             -----------       -----------       ---------       -----------
Gain on sale of distributor notes receivable ..........                                                               43,244
                                                             -----------       -----------       ---------       -----------
Income before income taxes, income from investment in
  unconsolidated affiliate, minority interest,
  extraordinary loss and cumulative effect of changes
  in accounting principles ............................          103,114           163,664          25,019            87,794
Income taxes ..........................................           56,260            74,391           9,632            33,191
Income from investment in unconsolidated affiliate ....                                             18,061             7,721
                                                             -----------       -----------       ---------       -----------
Income before minority interest, extraordinary loss and
  cumulative effect of changes in accounting
  principles ..........................................           46,854            89,273          33,448            62,324
Minority interest .....................................          (39,560)          (43,305)
                                                             -----------       -----------       ---------       -----------
Income before extraordinary loss and cumulative effect
  of changes in accounting principles .................            7,294            45,968          33,448            62,324
Extraordinary loss due to early extinguishment of debt,
  net of tax benefit and minority interest ............                               (938)
Cumulative effect of changes in accounting principles,
  net of tax benefit ..................................                             (3,131)         (9,888)
                                                             -----------       -----------       ---------       -----------
         Net income ...................................      $     7,294       $    41,899       $  23,560       $    62,324
                                                             ===========       ===========       =========       ===========
Net Income Per Common Share:
  Basic --
    Income before extraordinary loss and cumulative
      effect of changes in accounting principles ......      $       .07       $       .47       $     .38       $       .71
    Extraordinary loss due to early extinguishment of
      debt, net of tax benefit and minority interest ..                               (.01)
    Cumulative effect of changes in accounting
      principles, net of tax benefit ..................                               (.03)           (.11)
                                                             -----------       -----------       ---------       -----------
    Net income per common share .......................      $       .07       $       .43       $     .27       $       .71
                                                             ===========       ===========       =========       ===========
    Weighted average shares outstanding ...............          100,112            96,393          88,368            88,000
                                                             ===========       ===========       =========       ===========
  Diluted --
    Income before extraordinary loss and cumulative
      effect of changes in accounting principles ......      $       .07       $       .47       $     .38       $       .71
    Extraordinary loss due to early extinguishment of
      debt, net of tax benefit and minority interest ..                               (.01)
    Cumulative effect of changes in accounting
      principles, net of tax benefit ..................                               (.03)           (.11)
                                                             -----------       -----------       ---------       -----------
    Net income per common share .......................      $       .07       $       .43       $     .27       $       .71
                                                             ===========       ===========       =========       ===========
    Weighted average shares outstanding ...............          100,420            96,801          88,773            88,401
                                                             ===========       ===========       =========       ===========

          (See Accompanying Notes to Consolidated Financial Statements)

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                                                            JANUARY 1, 2000    JANUARY 2, 1999
                                                                            ---------------    ---------------
                                                                                   (AMOUNTS IN THOUSANDS)
                                     ASSETS
Current Assets:
  Cash and cash equivalents ............................................      $    39,382       $    54,542
  Accounts and notes receivable, net ...................................          185,939           270,507
  Inventories, net:
    Raw materials ......................................................           68,110            54,739
    Packaging materials ................................................           29,855            27,056
    Finished goods .....................................................          175,281           207,620
    Other ..............................................................            7,679             8,178
                                                                              -----------       -----------
                                                                                  280,925           297,593
  Deferred income taxes ................................................           71,498            76,327
  Other ................................................................          112,794            84,276
                                                                              -----------       -----------
                                                                                  690,538           783,245
                                                                              -----------       -----------
Property, Plant and Equipment:
  Land .................................................................           49,612            39,149
  Buildings ............................................................          386,197           350,067
  Machinery and equipment ..............................................          958,176           816,495
  Furniture, fixtures and transportation equipment .....................          148,565           116,219
  Construction in progress .............................................          127,545            96,288
                                                                              -----------       -----------
                                                                                1,670,095         1,418,218
  Less: accumulated depreciation .......................................         (520,456)         (430,516)
                                                                              -----------       -----------
                                                                                1,149,639           987,702
                                                                              -----------       -----------
Other Assets ...........................................................           88,715            86,510
                                                                              -----------       -----------
  Cost in Excess of Net Tangible Assets:
  Cost in excess of net tangible assets ................................        1,033,272         1,033,632
  Less: accumulated amortization .......................................          (61,686)          (30,189)
                                                                              -----------       -----------
                                                                                  971,586         1,003,443
                                                                              -----------       -----------
                                                                              $ 2,900,478       $ 2,860,900
                                                                              ===========       ===========
                      LIABILITIES AND STOCKHOLDER'S EQUITY
Current Liabilities:
  Commercial paper .....................................................      $        --       $    74,870
  Current maturities of long-term debt and capital leases ..............           47,566           120,479
  Accounts payable .....................................................          248,153           227,749
  Income taxes .........................................................           23,603                --
  Facility closing costs and severance .................................           16,836            23,670
  Other accrued liabilities ............................................          319,639           314,270
                                                                              -----------       -----------
                                                                                  655,797           761,038
                                                                              -----------       -----------
Long-term debt and capital leases ......................................        1,208,630         1,038,998
                                                                              -----------       -----------
Other liabilities:
  Deferred income taxes ................................................          162,470           182,244
  Postretirement/postemployment obligations ............................           64,772            63,754
  Facility closing costs and severance .................................           30,188            41,331
  Other ................................................................           56,289            52,915
                                                                              -----------       -----------
                                                                                  313,719           340,244
                                                                              -----------       -----------
Minority interest ......................................................          183,578           147,659
                                                                              -----------       -----------
Stockholders' Equity:
  Preferred stock -- $100 par value, authorized 10,467
    shares and none issued
  Preferred stock -- $100 par value, authorized 249,533
    shares and none issued
  Common stock -- $.625 par value, authorized 350,000,000 shares, issued
    100,863,848 and 100,202,414 shares,
    respectively .......................................................           63,040            62,627
  Capital in excess of par value .......................................          291,377           274,255
  Retained earnings ....................................................          219,279           262,531
  Common stock in treasury, 567,160 and 381,366 shares,
    respectively .......................................................          (10,594)           (6,762)
  Stock compensation related adjustments ...............................          (24,348)          (19,690)
                                                                              -----------       -----------
                                                                                  538,754           572,961
                                                                              -----------       -----------
                                                                              $ 2,900,478       $ 2,860,900
                                                                              ===========       ===========

          (See Accompanying Notes to Consolidated Financial Statements)

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

            CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                   COMMON STOCK                                     TREASURY STOCK
                                             -----------------------                              --------------------      STOCK
                                              NUMBER OF                 CAPITAL IN                                      COMPENSATION
                                                SHARES                  EXCESS OF    RETAINED    NUMBER OF                RELATED
                                                ISSUED    PAR VALUE     PAR VALUE    EARNINGS     SHARES       COST      ADJUSTMENTS
                                             -----------  ---------     ----------   --------    ---------    -------    -----------
                                                            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Balances at June 29, 1996 ................    88,636,089   $  55,398    $  40,317    $ 234,069    (761,010)   $ (6,493)    $(17,967)
  Stock issued for acquisitions ..........                                  1,025                  322,233       2,975
  Exercise of employee stock options .....                                 (1,017)                 400,853       3,988
  Purchase of treasury stock .............                                                         (19,335)       (289)
  Net income for the year ................                                             62,324
  Exercise of Restricted Stock Award .....                                  1,072                  (78,106)     (1,362)       1,169
  Exercise of Equity Incentive Award .....                                  1,854                 (151,469)     (2,365)       1,738
  Restricted Stock Award reversions ......                                   (104)                 (56,430)       (456)         557
  Amortization of Restricted Stock Award
    and Equity Incentive Award ...........                                                                                    2,443
  Stock received from escrow .............                                                        (219,812)     (2,565)
  Dividends paid -- $.4125 per common
    share ................................                                            (36,299)
                                             -----------   ---------    ---------    ---------    --------    --------     --------
Balances at June 28, 1997 ................    88,636,089      55,398       43,147     260,094     (563,076)     (6,567)     (12,060)
  Exercise of employee stock options .....                                                          45,000         524
  Purchase of treasury stock .............                                                          (6,227)       (117)
  Net income for the year ................                                             23,560
  Equity from investment in
    unconsolidated affiliate .............                                              2,700
  Stock issued into escrow in connection
    with Restricted Stock Award ..........                                  2,118                  347,609       3,965       (6,083)
  Restricted Stock Award reversions ......                                    (65)                 (30,976)       (257)         435
  Amortization of Restricted Stock Award
    and Equity Incentive Award ...........                                                                                    1,395
  Dividends paid -- $.2225 per common
    share ................................                                             (19,620)
                                             -----------   ---------    ---------    ---------    --------    --------     --------
Balances at January 3, 1998 ..............    88,636,089      55,398       45,200      266,734    (207,670)     (2,452)     (16,313)
  Common stock offering ..................     9,000,000       5,625      182,305
  Stock issued for acquisition ...........     2,000,000       1,250       38,750
  Exercise of employee stock options .....       225,000         141        2,797                  (61,424)     (2,419)
  Exercise of Equity Incentive Award .....                                    452                  (44,263)       (982)         524
  Purchase of treasury stock .............                                                         (24,414)       (532)
  Net income for the year ................                                              41,899
  Adjustment for Keebler stock
    transactions .........................                                 (3,677)
  Stock issued into escrow in connection
    with Restricted Stock Award ..........       345,973         216        8,653                                            (8,869)
  Restricted Stock Award reversions ......        (4,648)         (3)        (225)                 (43,595)       (377)         513
  Amortization of Restricted Stock Award
    and Equity Incentive Award ...........                                                                                    4,455
  Dividends paid -- $.4750 per common
    share ................................                                             (46,102)
                                             -----------   ---------    ---------    ---------    --------    --------     --------
Balances at January 2, 1999 ..............   100,202,414      62,627      274,255      262,531    (381,366)     (6,762)     (19,690)
  Net income for the year ................                                               7,294
  Adjustment for Keebler stock
    transactions .........................                                  2,907
  Exercise of employee stock options .....                                   (750)                  78,044       1,494
  Exercise of Equity Incentive Award .....                                  1,043                  (91,547)     (2,161)       1,025
  Exercise of Restricted Stock Award .....                                  1,917                 (121,078)     (2,497)       1,666
  Purchase of treasury stock .............                                                         (15,053)       (335)
  Stock issued into escrow in connection
    with Restricted Stock Award ..........       673,800         420       12,376                                           (12,796)
  Restricted Stock Award reversions ......       (12,366)         (7)        (371)                 (36,160)       (333)         450
  Amortization of Restricted Stock Award
    and Equity Incentive Award ...........                                                                                    4,997
  Dividends paid -- $.515 per common
    share ................................                                             (50,546)
                                             -----------   ---------    ---------    ---------    --------    --------     --------
Balances at January 1, 2000 ..............   100,863,848   $  63,040    $ 291,377    $ 219,279    (567,160)   $(10,594)    $(24,348)
                                             ===========   =========    =========    =========    ========    ========     ========


         (See Accompanying Notes to Consolidated Financial Statements)

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENT OF CASH FLOWS



                                                             FOR THE 52 WEEKS
                                                                   ENDED            FOR THE 27    FOR THE 52
                                                          -----------------------   WEEKS ENDED   WEEKS ENDED
                                                          JANUARY 1,   JANUARY 2,   JANUARY 3,     JUNE 28,
                                                             2000         1999         1998          1997
                                                          ----------   ----------   -----------   -----------
                                                                        (AMOUNTS IN THOUSANDS)

Cash flows provided by operating activities:
Net income..............................................  $   7,294    $  41,899     $ 23,560      $ 62,324
Adjustments to reconcile net income to net cash provided
  by operating activities:
  Minority interest.....................................     39,560       42,537
  Income from investment in unconsolidated affiliate....                              (18,061)       (7,721)
  Depreciation and amortization.........................    144,619      128,765       26,930        45,970
  Deferred income taxes.................................    (16,782)      (1,504)        (803)        1,506
  Gain on sale of distributor notes receivable..........                                            (43,244)
  Non-recurring charge..................................     46,071       68,313
  Loss due to early extinguishment of debt..............                   1,706
  Cumulative effect of changes in accounting
    principles..........................................                   3,131        9,888
  Other.................................................      6,946       (1,486)
Changes in assets and liabilities, net of acquisitions:
  Accounts and notes receivable, net....................    (29,803)     (11,330)      (3,281)        2,343
  Inventories, net......................................     16,811      (35,828)        (413)      (36,144)
  Other assets..........................................    (13,425)     (53,486)      (1,495)       (2,242)
  Accounts payable and other accrued liabilities........     60,191       27,076      (16,658)      (13,199)
  Facility closing costs and severance..................    (18,389)      (9,798)        (577)       (1,606)
                                                          ---------    ---------     --------      --------
Net cash provided by operating activities...............    243,093      199,995       19,090        17,987
                                                          ---------    ---------     --------      --------
Cash flows from investing activities:
  Purchase of property, plant and equipment.............   (266,607)    (140,275)     (32,857)      (77,510)
  Acquisition of majority interest in Keebler (net of
    cash acquired)......................................                (285,203)
  Acquisition of President by Keebler (net of cash
    acquired)...........................................                (444,818)
  Acquisition of other businesses, net of divestitures
    (net of cash acquired)..............................    (10,772)     (28,992)      (5,532)          617
  Other.................................................      3,696        1,378        2,145            63
                                                          ---------    ---------     --------      --------
Net cash disbursed for investing activities.............   (273,683)    (897,910)     (36,244)      (76,830)
                                                          ---------    ---------     --------      --------
Cash flows from financing activities:
  Common stock offering proceeds, net of underwriters'
    discount and offering costs.........................                 187,930
  Dividends paid........................................    (50,546)     (46,102)     (19,620)      (36,299)
  Treasury stock purchases..............................    (21,688)      (8,059)        (117)         (289)
  Proceeds from receivables securitization..............    103,000
  Stock compensation and warrants exercised.............     15,306       20,744
  Debentures proceeds...................................                 199,417
  Debentures issuance costs.............................                  (1,750)
  Increase (decrease) in commercial paper...............    (74,870)      21,364        7,713        40,792
  Increase (decrease) in debt and capital lease
    obligations.........................................     44,228      376,913          965          (794)
  Distributor notes receivable proceeds.................                                             65,954
                                                          ---------    ---------     --------      --------
Net cash provided by (disbursed for) financing
  activities............................................     15,430      750,457      (11,059)       69,364
                                                          ---------    ---------     --------      --------
Net increase (decrease) in cash and cash equivalents....    (15,160)      52,542      (28,213)       10,521
Cash and cash equivalents at beginning of period........     54,542        2,000       30,213        19,692
                                                          ---------    ---------     --------      --------
Cash and cash equivalents at end of period..............  $  39,382    $  54,542     $  2,000      $ 30,213
                                                          =========    =========     ========      ========
Schedule of noncash investing and financing activities:
  Stock compensation transactions.......................  $   4,658    $  20,431     $  6,355      $  9,263
  Stock issued for acquisition..........................                  40,000                      4,000
  Capital lease obligations.............................     47,406
Supplemental disclosures of cash flow information:
  Cash paid during the period for:
    Interest, net of amounts capitalized................  $  86,054    $  62,982     $ 11,878      $ 25,955
    Income taxes........................................     38,281       87,063       10,867        32,729



         (See Accompanying Notes to Consolidated Financial Statements)

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1.  BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DEFINITIONS

         As used in this filing, unless the context otherwise indicates: (i) "FII" means Flowers Industries, Inc., the publicly traded holding company, which owns all of the outstanding common stock of Flowers Bakeries, Inc. ("Flowers Bakeries") and Mrs. Smith's Bakeries, Inc. ("Mrs. Smith's Bakeries"), and owns a majority of the outstanding common stock of Keebler Foods Company; (ii) "Keebler" means Keebler Foods Company and its consolidated subsidiaries; (iii) "Flowers" means FII and its wholly owned subsidiaries, Flowers Bakeries and Mrs. Smith's Bakeries, and their respective subsidiaries, excluding Keebler; and (iv) the "Company" means Flowers and its consolidated, majority-owned subsidiary, Keebler, collectively.

PRINCIPLES OF CONSOLIDATION

         The consolidated financial statements include the accounts of the Company. As further described in Note 2, FII purchased an additional 11.5% of the common stock of Keebler on February 3, 1998 giving FII a majority ownership position in Keebler of approximately 55%. As a result, all amounts included herein as of January 2, 1999, for the fifty-two weeks then ended and forward, present Keebler with Flowers on a consolidated basis. All amounts included herein related to prior periods present FII's investment in Keebler under the equity method. Intercompany accounts and transactions are eliminated in consolidation.

CHANGE IN FISCAL YEAR END

         In January 1998, Flowers changed its fiscal year end from the Saturday nearest June 30 to the Saturday nearest December 31. Unless stated otherwise, all references to: (i) "fiscal 1997" shall mean Flowers' full fiscal year ended June 28, 1997; (ii) "twenty-seven week transition period ended January 3, 1998" shall mean Flowers' twenty-seven week transition period from June 29, 1997 through January 3, 1998; (iii) "fiscal 1998" shall mean the Company's full fiscal year ended January 2, 1999; and (iv) "fiscal 1999" shall mean the Company's full fiscal year ended January 1, 2000. As a result, the Company has presented its financial position as of January 1, 2000 and January 2, 1999 and has presented its results of operations, cash flow and changes in stockholders' equity for fiscal 1999 and fiscal 1998, the twenty-seven week transition period ended January 3, 1998 and fiscal 1997. For comparative purposes the Company has included unaudited, condensed, consolidated financial information of Flowers in
Note 14 for the fifty-two weeks ended January 3, 1998 and the twenty-seven weeks ended January 4, 1997.

RECLASSIFICATIONS

         During fiscal 1998, the Company changed its method of presenting the statement of cash flows from the direct method to the indirect method. This and certain other reclassifications of prior year information were made to conform with the current presentation.

REVENUE RECOGNITION

         Revenue from sale of product at Flowers Bakeries is recognized at the time of shipment to its independent distributors, with a discount given the distributor recorded as an expense in selling, marketing and administrative expenses. Revenue from sale of product at Mrs. Smith's Bakeries is recognized at the time of shipment to the customer, recorded net of customer discounts. Revenue from sale of product at Keebler is recognized at the time of shipment to the customer or independent distributor, recorded net of customer and distributor discounts. Sales to a single customer were approximately $84.0 million, or 11% of sales during the twenty-seven week transition period ended January 3, 1998, and $163.0 million, or 11% of sales during fiscal 1997. During fiscal 1999 and fiscal 1998, no sales to a single customer accounted for more than 10% of sales.

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

CASH AND CASH EQUIVALENTS

         The Company considers deposits in banks, certificates of deposits and short-term investments with original maturities of three months or less as cash and cash equivalents for the purposes of the statement of cash flows.

ACCOUNTS RECEIVABLE

         Accounts receivable consists of trade receivables, current portion of notes receivable and miscellaneous receivables. Allowances of $22.0 million and $7.8 million were recorded at January 1, 2000 and January 2, 1999, respectively.

CONCENTRATION OF CREDIT RISK

         The Company grants credit to its customers and independent distributors, who are primarily in the grocery and foodservice markets.

INVENTORIES

         Inventories are carried at the lower of cost or market. Approximately 41% and 47% of inventories at January 1, 2000 and January 2, 1999, respectively, are valued using the first-in-first-out method ("FIFO"), with Keebler's finished goods inventory valued primarily under the last-in-first-out ("LIFO") method. Inventory valued under LIFO approximates FIFO at January 1, 2000 and January 2, 1999.

         At January 1, 2000 and January 2, 1999, inventories are shown net of allowances for slow-moving and aged inventory of $13.0 million and $9.6 million, respectively.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION

         Property, plant and equipment is stated at cost. Depreciation expense is computed using the straight-line method based on the estimated useful lives of the depreciable assets. Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense.

         Buildings are depreciated over ten to forty years, machinery and equipment over three to twenty-five years, and furniture, fixtures and transportation equipment over three to fifteen years. Property under capital leases is amortized over the lease term. Depreciation expense for fiscal 1999 and fiscal 1998, the twenty-seven week transition period ended January 3, 1998, and fiscal 1997 was $113.1 million, $108.5 million, $25.9 million and $44.8 million, respectively.

NOTES RECEIVABLE AND DEFERRED INCOME

         Prior to September 1996, Flowers Bakeries sold certain of its territories to independent distributors and financed such sales with ten year notes. In September 1996, Flowers Bakeries sold these notes, which totaled approximately $66.0 million, to a financial institution. The proceeds were used to repay debt outstanding at that time. Concurrently, approximately $43.2 million of deferred pre-tax income was recognized by Flowers Bakeries during fiscal 1997. Subsequent to September 1996, all distributor arrangements are made directly between the distributor and a financial institution and, pursuant to an agreement, Flowers Bakeries acts as the servicing agent for the financial institution and receives a fee for these services. The agreement requires amounts to be placed in escrow by the Company upon the occurrence of certain events as defined in the agreement. No events have occurred as of January 1, 2000 that would require such funding by the Company.

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

COST IN EXCESS OF NET TANGIBLE ASSETS



                                              JANUARY 1, 2000   JANUARY 2, 1999
                                              ---------------   ---------------
                                                   (AMOUNTS IN THOUSANDS)

Goodwill, net...............................     $731,804         $  748,456
Trademarks and trade names, net.............      239,782            254,987
                                                 $971,586         $1,003,443
                                                 ========         ==========


         Costs in excess of the net tangible assets acquired are, in the opinion of management, attributable to long-lived intangibles having continuing value. Goodwill related to the purchases of businesses are amortized over twenty to forty years from the acquisition date using the straight-line method. Costs of purchased trademark and trade name rights are amortized over the period of expected future benefit, ranging from ten to forty years. Amortization expense for fiscal 1999 and fiscal 1998, the twenty-seven week transition period ended January 3, 1998 and fiscal 1997 was $31.5 million, $19.6 million, $1.0 million and $1.1 million, respectively. During fiscal 1999, the Company recorded $9.8 million of goodwill and trademark adjustments related to purchase accounting and non-recurring charge reserves (Note 7).

DERIVATIVE FINANCIAL INSTRUMENTS

         The Company uses derivative financial instruments as part of an overall strategy to manage market risk. The Company uses forward commodity futures and options contracts to hedge existing or future exposure to changes in commodity prices. The Company does not enter into these derivative financial instruments for trading or speculative purposes.

         Keebler uses interest rate swap agreements to effectively convert certain fixed rate debt to a floating rate instrument and certain floating rate debt to a fixed rate instrument. Amounts payable or receivable under the interest rate swap agreements, calculated as the difference between the fixed and floating rates multiplied by the notional amount, is recorded as an adjustment to interest expense, in accordance with hedge accounting.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities" which is now effective for all fiscal quarters of fiscal years beginning after June 15, 2000. The new statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and that the instruments be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company is currently assessing the effects SFAS133 will have on its financial position and results of operations.

TREASURY STOCK

         FII records acquisitions of its common stock for treasury at cost. Differences between proceeds for reissuances of treasury stock and average cost are credited or charged to capital in excess of par value to the extent of prior credits and thereafter to retained earnings.

RESEARCH AND DEVELOPMENT

         Activities related to new product development and major improvements to existing products and processes are expensed as incurred. Amounts were $13.1 million for fiscal 1999, $11.4 million for fiscal 1998, $.7 million for the twenty-seven week transition period ended January 3, 1998 and $1.0 million for fiscal 1997.

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

ADVERTISING AND CONSUMER PROMOTION

         Advertising and consumer promotion costs are generally expensed as incurred or no later than when the advertisement appears or the event is run. Advertising and consumer promotion expense was approximately $111.2 million for fiscal 1999, $108.4 million for fiscal 1998, $17.0 million for the twenty-seven week transition period ended January 3, 1998 and $19.1 million for fiscal 1997.

STOCK-BASED COMPENSATION

         The Company applies Accounting Principles Board Opinion No. 25 -- "Accounting for Stock Issued to Employees" ("APB 25") in accounting for its plans. The excess of the market price at the date of grant over the purchase price to be paid by the grantee, if any, is recognized ratably by the Company, as compensation expense, over the vesting period.

IMPAIRMENT OF LONG-LIVED ASSETS

         In accordance with SFAS No. 121 -- "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company determines whether there has been an impairment of long-lived assets and the related unamortized goodwill, based on whether certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost of any long-lived assets and the related unamortized goodwill may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future gross, undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

SOFTWARE DEVELOPMENT COSTS

         The Company accounts for software development costs in accordance with American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, "Accounting for Cost of Computer Software Developed or Obtained for Internal Use". In accordance with SOP 98-1, the Company expenses costs incurred in the preliminary project stage, and thereafter, capitalizes costs incurred in developing or obtaining internally used software. Certain costs, such as maintenance and training, are expensed as incurred. Capitalized costs are amortized over a period of not more than five years and are subject to impairment evaluation in accordance with the provisions of SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." The Company capitalized software development costs of $14.7 million and $5.6 million in fiscal 1999 and fiscal 1998, respectively.

NET INCOME PER COMMON SHARE

         The Company computes net income per common share in accordance with SFAS No. 128 -- "Earnings Per Share." Basic net income per share is computed by dividing net income by weighted average common shares outstanding for the period. Diluted net income per share is computed by dividing net income by weighted average common and common equivalent shares outstanding for the period. Common stock equivalents consist of the incremental shares associated with the Company's stock option plans, as determined under the treasury stock method.

CHANGES IN ACCOUNTING PRINCIPLES

         On November 20, 1997, the Emerging Issues Task Force ("EITF"), a subcommittee of the FASB, issued EITF 97-13, which requires the cost of business process reengineering activities that are part of an information systems development project be expensed as those costs are incurred. Any unamortized costs that were previously capitalized were required to be written off as a cumulative adjustment in the quarter that included November 20, 1997.

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

During the twenty-seven week transition period ended January 3, 1998, Flowers recorded a cumulative after-tax charge of $8.8 million, or $.10 per share, as a result of its adoption of this pronouncement.

         The Company measures its pension plan assets three months prior to the beginning of its fiscal year. As a result of Flowers changing its fiscal year, the measurement date has changed from March 31 to September 30 for Flowers-sponsored defined benefit plans. This change resulted in a cumulative adjustment, net of tax, of $1.0 million, or $.01 per share, for the twenty-seven week transition period ended January 3, 1998.

         On April 3, 1998, the Accounting Standards Executive Committee, a subcommittee of the American Institute of Certified Public Accountants, issued SOP 98-5 -- "Reporting on the Costs of Start-Up Activities". SOP 98-5 requires costs of start-up activities and organizational costs to be expensed as incurred. As a result of adopting SOP 98-5, the Company recorded a cumulative after-tax charge of $3.1 million, or $.03 per share in fiscal 1998.

COMPREHENSIVE INCOME

         As of January 4, 1998, the Company adopted SFAS No. 130 -- "Reporting Comprehensive Income." SFAS 130 establishes new rules for the reporting and display of comprehensive income and its components. The adoption of this statement had no impact on the Company's net earnings or stockholders' equity. During fiscal 1999 and the prior periods presented, total comprehensive income equaled net income.

USE OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2.  ACQUISITIONS

ACQUISITION OF KEEBLER

         On January 26, 1996, FII acquired a 49.6% interest in INFLO Holdings Corporation ("INFLO"), a newly formed corporation jointly owned by FII and Artal Luxembourg Corporation S.A. for $62.5 million. On January 26, 1996, INFLO acquired 100% of Keebler Corporation for an aggregate consideration of $454.9 million from United Biscuits (Holdings) plc. The acquisition of Keebler Corporation was financed through the equity of INFLO and bank borrowings. FII accounted for its investment in INFLO using the equity method of accounting from January 26, 1996 up until the time of the control purchase as further described below.

         On June 4, 1996, Keebler Corporation acquired 100% of Sunshine Biscuits, Inc. ("Sunshine") from G.F. Industries, Inc. ("GFI") for an aggregate purchase price of $171.6 million. The acquisition was funded by Keebler Corporation's working capital, bank financing and the issuance to GFI of $23.6 million of INFLO common stock and warrants. As a result of this transaction, FII's interest in INFLO was reduced to 45.2%.

         On November 20, 1997, INFLO was merged into Keebler Corporation and subsequently changed its name to Keebler Foods Company.

         On February 3, 1998, FII acquired an additional 11.5% of the common stock of Keebler, concurrent with Keebler's initial public offering, giving FII a majority ownership position in Keebler of approximately 55% (the "Keebler Acquisition"). The aggregate purchase price of the additional interest in Keebler was approximately $312.4 million, including transaction expenses. The Keebler Acquisition was initially financed through borrowings under FII's $500.0 million Syndicated Loan Facility. The acquisition of the additional interest in Keebler was accounted for using the purchase method of accounting, and,

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES accordingly, Keebler's assets and liabilities are included in the consolidated balance sheet as of January 2, 1999 and January 1, 2000. The acquisition of the majority interest resulted in FII consolidating Keebler's operating results effective January 4, 1998. Keebler's operating results for the period January 4, 1998 through February 3, 1998, the date FII acquired the majority interest, were not materially different had the investment in Keebler been accounted for under the equity method, the method by which FII previously accounted for its investment in Keebler. The purchase price has been allocated to the net tangible and intangible assets acquired and liabilities assumed of Keebler's based on their respective fair values. The excess of the purchase price over the fair value of the net assets underlying the additional interest acquired, approximately $264.2 million, has been recorded as goodwill and is being amortized over forty years.

ACQUISITION OF PRESIDENT INTERNATIONAL, INC.

         On September 28, 1998, Keebler acquired President International, Inc. ("President") from President International Trade and Investment Corporation for an aggregate purchase price of $450.6 million, including transaction expenses paid at closing. The President acquisition was funded by Keebler, with approximately $75.0 million from existing resources and the remainder from borrowings under the $700.0 million Senior Credit Facility Agreement ("Credit Facility") and a $125.0 million Bridge Facility, both dated as of September 28, 1998.

         The acquisition of President has been accounted for as a purchase. The purchase price has been allocated to the net tangible and intangible assets of President based on their respective fair values. The excess of the purchase price over the fair value of net assets acquired is approximately $329.2 million, of which $12.8 million represents costs pursuant to a plan to exit certain activities and operations of President. The unallocated excess purchase price is being amortized straight-line over forty years.

         Results of operations for President from September 28, 1998 to January 2, 1999 have been included in the consolidated statement of income for fiscal 1998. The following unaudited, condensed, combined pro forma results of operations of the Company assume the President acquisition and the Keebler Acquisition occurred as of the beginning of each period presented. Additionally, the pro forma results for the year ended January 3, 1998 give effect to (i) FII selling 9,000,000 shares of its common stock in a public offering at $22 per share on April 27, 1998 and (ii) FII selling $200.0 million of 7.15% debentures on April 27, 1998, due April 15, 2028, as if such transactions had occurred at the beginning of the period:



                                               FOR THE 52 WEEKS ENDED        FOR THE 53 WEEKS ENDED
                                                  JANUARY 2, 1999                     JANUARY 3, 1998
                                               ----------------------         ----------------------
                                                     (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

Sales........................................        $4,133,481                     $3,952,547
Income before extraordinary loss and
  cumulative effect of changes in accounting
  principles.................................            50,449                         56,793
Net Income...................................            46,380                         42,835
Diluted Net Income Per Common Share:
  Income before extraordinary loss and
     cumulative effect of changes in
     accounting principles...................               .52                            .58
  Net income.................................               .48                            .44



         The pro forma financial information is not necessarily indicative of the operating results that would have occurred had the transactions been consummated as of the beginning of each period presented, nor are they necessarily indicative of future operating results.

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 3.  OTHER ACCRUED LIABILITIES

         Other accrued liabilities consist of:



                                                              JANUARY 1,   JANUARY 2,
                                                                 2000         1999
                                                              ----------   ----------
                                                              (AMOUNTS IN THOUSANDS)

Employee compensation.......................................   $ 89,093     $ 93,942
Pension.....................................................     21,521       19,511
Insurance...................................................     61,268       63,551
Marketing and consumer promotions...........................     61,869       65,075
Other.......................................................     85,888       72,191
                                                               --------     --------
          Total.............................................   $319,639     $314,270
                                                               ========     ========



         FII does not guarantee Keebler's other accrued liabilities of $237.4 million, which are included in the consolidated amount at January 1, 2000.

NOTE 4.  DEBT AND LEASE COMMITMENTS

         Long-term debt consisted of the following at January 1, 2000 and January 2, 1999:


                                             INTEREST      FINAL      JANUARY 1,   JANUARY 2,
                                               RATE       MATURITY        2000         1999
                                             --------     ---------   ----------   ----------
                                                                      (AMOUNTS IN THOUSANDS)

Flowers:
  Syndicated Loan Facility.................   7.56%         2003      $  350,000    $  150,000
  Senior Notes.............................   6.84%         2016         125,000       125,000
  Debentures...............................   7.15%         2028         200,000       200,000
  Commercial Paper.........................   5.55%         2000          25,027        74,870
  Capital Lease Obligations................   7.75%        Various        51,317         2,853
  Other....................................  Various      2004-2017       48,409        27,129
                                                                      ----------    ----------
                                                                         799,753       579,852
                                                                      ----------    ----------
Keebler:
  Bridge Facility..........................   6.26%         1999                        75,000
  Revolving Facility.......................   5.84%         2004                        85,000
  Term Facility............................   5.81%         2004         314,000       350,000
  Senior Subordinated Notes................   10.75%        2006         124,400       124,400
  Capital Lease Obligations................  Various      2002-2042        7,588         8,290
  Other Senior Debt........................  Various      2001-2005       10,455        11,805
                                                                      ----------    ----------
                                                                         456,443       654,495
                                                                      ----------    ----------
Consolidated Debt:.........................                            1,256,196     1,234,347
  Due within one year......................                               47,566       195,349
                                                                      ----------    ----------
  Due after one year.......................                           $1,208,630    $1,038,998
                                                                      ==========    ==========


FLOWERS

         On July 10, 1996, FII entered into a five year $300.0 million Syndicated Loan Facility. The facility was amended in January 1998, increasing the limit to $500.0 million, and extending the term to January 30, 2003. The facility was amended primarily to provide financing for the purchase of the majority interest in Keebler on February 3, 1998. At January 1, 2000 and January 2, 1999, $350.0 million and $150.0 million, respectively was outstanding. Amounts are borrowed under this facility for periods not to exceed 180 days and can be reborrowed as necessary during the term of the facility. Interest under the facility is generally payable monthly and is variable based on a performance

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES grid using a choice of LIBOR plus 1.375% or money market rates. At January 1, 2000, the commitment fee was 0.375%.

         On January 5, 1996, FII completed a private placement of $125.0 million of Senior Notes. These notes are due in three tranches: $100.0 million due in semiannual installments from January 5, 2004 through January 5, 2008 which bears interest at 6.80% per annum; $20.0 million due January 5, 2011 which bears interest at 6.99% per annum; and $5.0 million due January 5, 2016 which bears interest at 7.08% per annum. Interest is payable semiannually.

         On April 27, 1998, FII sold $200.0 million of 7.15% debentures due April 15, 2028, priced at 99.47%. Interest on the debentures is payable semiannually. Net proceeds from the offering were used to reduce borrowings under the $500.0 million Syndicated Loan Facility.

         On July 28, 1998, FII amended its short-term Commercial Paper Agreement to increase the limit from $75.0 million to $100.0 million. Borrowings under this agreement were used to finance inventory at Mrs. Smith's Bakeries. On January 14, 2000, this facility was terminated and repaid with borrowings from the Syndicated Loan Facility. In accordance with FASB Statement No. 6, "Classification of Short-Term Obligations Expected to be Refinanced", the outstanding balance of $25.0 million was classified as long-term debt on January 1, 2000.

         FII also has a $10.0 million revolving-term loan agreement with no amounts outstanding at January 1, 2000 or January 2, 1999.

         Several loan agreements of FII contain restrictions which, among other things, require maintenance of certain financial ratios and restrict encumbrance of assets and creation of indebtedness. At January 1, 2000, FII was in compliance with these requirements.

KEEBLER

         At January 1, 2000, and January 2, 1999, Keebler's primary credit financing was provided by a $700.0 million Credit Facility consisting of $350.0 million under the Revolving Facility and $350.0 million under the Term Facility. At January 2, 1999, financing was also provided under a $125.0 million Bridge Facility.

         Outstanding balances under the Term Facility were $314.0 million and $350.0 million at January 1, 2000 and January 2, 1999, respectively. Quarterly principal payments are scheduled through the final maturity at September 2004. The Revolving Facility had outstanding balances of zero and $85.0 million and available balances of $350.0 million and $265.0 million at January 1, 2000 and January 2, 1999, respectively. The Revolving Facility has no scheduled principal payment until maturity at September 2004. Any unused borrowings under the Revolving Facility are subject to a commitment fee that will vary from 0.125% - 0.30% based on the relationship of debt to adjusted earnings. At January 1, 2000, the commitment fee was 0.125%.

         The $75.0 million Bridge Facility outstanding at January 2, 1999, that had a final maturity of September 1999, with no scheduled principal payments, was refinanced on January 29, 1999. Keebler entered into a Receivables Purchase Agreement ("the Agreement") to replace the $75.0 million of debt held under the Bridge Facility, allowing funds to be borrowed at a lower cost to Keebler. The accounting for this Agreement is governed by SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities." Under the guidelines of SFAS No. 125, a special purpose entity was created, Keebler Funding Corporation, as a subsidiary of Keebler Foods Company. All transactions under this Agreement occur through Keebler Funding Corporation and are treated as a sale of accounts receivable and not as a debt instrument. At January 1, 2000, a net of $103.0 million of accounts receivable had been sold at fair value, which is below the maximum amount currently available under the Agreement.

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

         Interest on the Credit Facility is calculated based on base rate plus applicable margin. The base rate can, at Keebler's option, be: (i) the higher of the base domestic lending rate as established by the administrative agent for the lender of the Credit Facility, or the Federal Funds Rate plus one-half of one percent; or (ii) a reserve percentage adjusted LIBOR as offered by the administrative agent. Interest on the Bridge Facility is calculated using the same components as the Credit Facility.

         In conjunction with the President acquisition on September 28, 1998, Term Loan A was extinguished by using $145.0 million of borrowings under the new Credit Facility. Keebler recorded a pre-tax extraordinary charge of $2.8 million related primarily to expensing certain bank fees which were being amortized and which were incurred at the time Term Loan A was issued. The related after-tax charge, net of minority interest, was $.9 million.

         On July 1, 1998, Keebler entered into a swap transaction which matures on July 1, 2001. The swap transaction had the effect of converting the fixed rate of 10.75% on $124.0 million of the Notes to a rate of 11.33% through July 3, 2000. In addition, on September 30, 1998 and October 5, 1998, Keebler entered into two swap transactions both maturing on September 30, 2004, each of which converts the base rate on $105.0 million of Credit Facility to fixed rate debt of 5.084% and 4.89%, respectively.

         Keebler also maintains an interest rate swap that does not qualify for hedge accounting, which has a notional amount of $170.0 million and a fixed rate obligation of 5.0185% through February 1, 2001. During fiscal 1999, $2.8 million was recognized in income from operations in order to mark-to-market the interest rate swap. The resulting receivable related to this transaction was recorded as a current receivable as part of other current assets for $0.5 million and a long-term receivable as part of other assets for $2.3 million in the statement of financial position.

         Several loan agreements of Keebler contain restrictions which, among other things, require maintenance of certain financial ratios and restrict encumbrance of assets and creation of indebtedness. At January 1, 2000, Keebler was in compliance with these requirements.

         Annual maturities of long-term debt and capital leases for each of the five years following January 1, 2000 and thereafter are as follows:



                                                        FLOWERS      KEEBLER    CONSOLIDATED
                                                        -------      -------    ------------
                                                               (AMOUNTS IN THOUSANDS)

2000..................................................  $ 35,310     $ 37,283    $   72,593
2001..................................................     7,138       42,162        49,300
2002..................................................     7,257       68,647        75,904
2003..................................................     7,404      105,596       113,000
2004..................................................    32,797       75,769       108,566
2005 and thereafter...................................   709,847      126,986       836,833
                                                        --------     --------    ----------
          Total.......................................  $799,753     $456,443    $1,256,196
                                                        ========     ========    ==========



         FII has not guaranteed any of the Keebler indebtedness and it is to be repaid solely from the cash flows of Keebler.

LEASES

         The Company leases certain property and equipment under various operating and capital lease arrangements that expire over the next 25 years. Most of these operating leases provide the Company with the option, after the initial lease term, either to purchase the property at the then fair value or renew its lease at the then fair value for periods from one month to ten years. Flowers has entered into certain capital lease obligations requiring the Company to guarantee the residual value to the lessor of approximately $29.0 million

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES at the termination of the lease. Assets recorded under capitalized lease agreements included in property, plant and equipment consist of the following:



                                                            JANUARY 1, 2000    JANUARY 2, 1999
                                                            ---------------    ---------------
                                                                 (AMOUNTS IN THOUSANDS)

Land......................................................      $   980           $  980
Buildings.................................................        2,894            2,894
Machinery and Equipment...................................       54,159            4,811
Other Leased Assets.......................................            1                1
                                                                -------           ------
                                                                 58,034            8,686
Accumulated Depreciation..................................       (2,172)            (242)
                                                                -------           ------
                                                                $55,862           $8,444
                                                                =======           ======



         Future minimum lease payments under scheduled capital and operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:



                                                            CAPITAL LEASES   OPERATING LEASES
                                                            --------------   ----------------
                                                                 (AMOUNTS IN THOUSANDS)

2000......................................................     $10,388           $ 50,655
2001......................................................       9,452             42,664
2002......................................................       8,462             35,324
2003......................................................       7,187             31,919
2004......................................................      11,230             23,266
2005 and thereafter.......................................      31,998            113,266
                                                               -------           --------
          Total minimum payments..........................     $78,717           $297,094
Amount representing interest..............................     (19,812)
                                                               -------
Obligations under capital leases..........................      58,905
Obligations due within one year...........................      (7,666)
                                                               =======
Long-term obligations under capital leases................     $51,239
                                                               =======


         Rent expense for all operating leases amounted to $96.2 million for fiscal 1999, $61.3 million for fiscal 1998, $16.2 million for the twenty-seven week transition period ended January 3, 1998 and $24.2 million for fiscal 1997. FII does not guarantee Keebler's lease obligations of $7.6 million, which are included in the consolidated amount above.

NOTE 5.  FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair market value of short and long-term borrowing was estimated using discounted cash flow analysis based on current interest rates which would be obtained for similar financial instruments. The carrying value of cash and cash equivalents and short-term debt approximates fair value at January 1, 2000 and January 2, 1999, because of the short-term maturity of the instruments. The fair value of Flowers long-term debt was $712.5 million at January 1, 2000 and approximately equaled carrying value at January 2, 1999. The fair value of Keebler's long-term debt was $417.2 million and $536.6 million at January 1, 2000 and January 2, 1999, respectively. The fair value of the Company's outstanding commodity derivative financial instruments, based on the stated market value as of January 1, 2000 and January 2, 1999, was $92.0 million and $113.8 million, respectively. The fair value of Keebler's interest rate swap agreements, a net receivable of $7.9 million, was estimated based on market prices as of January 1, 2000.

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 6.  COMMODITY PURCHASE AGREEMENTS

         The Company's primary raw materials are flour, sugar, shortening, fruits and dairy products. Amounts payable or receivable under the commodity agreements which qualify as hedges are recognized as deferred gains or losses when the positions are closed, and are charged or credited to cost of sales as the related raw materials are used in production. To qualify as a hedge, a commodity agreement must reduce the exposure of the Company to price risk and must show high correlation of changes in value with the value of the hedged item. For fiscal 1999 and fiscal 1998, the twenty-seven week transition period ended January 3, 1998 and fiscal 1997, losses of $6.5 million, $7.9 million, $.6 million and $1.9 million, respectively, were recorded. As of January 1, 2000 and January 2, 1999, deferred losses on closed contracts accounted for as hedges were $5.8 million and $3.8 million, respectively. Gains and losses on agreements which do not qualify as hedges are marked to market and recorded immediately as other income or expense. For fiscal 1999, a loss of $3.5 million was recorded. For fiscal 1998, a gain of $1.1 million was recorded and for the twenty-seven week transition period ended January 3, 1998, a loss of $.8 million was recorded. There was no gain or loss in fiscal 1997.

         The Company's various commodity purchase agreements effectively commit the Company to purchase raw materials in amounts approximating $113.0 million at January 1, 2000, which will be used in production in future periods.

NOTE 7.  FACILITY CLOSING COSTS AND SEVERANCE

NON-RECURRING CHARGES

         During fiscal 1999, the Board of Directors of Keebler approved a plan to close its Sayreville, New Jersey production facility due to excess capacity within Keebler's 14-plant manufacturing network. As a result of this plan, the Company recorded a pre-tax non-recurring charge of $69.2 million. The charge included $46.1 million of non-cash asset impairments and $23.1 million of severance and other exit costs related to the Sayreville facility. As a direct result of this plan, asset impairments were recorded to write-down the closed facility to net realizable value, less cost to sell, based on management's estimate of fair value. Also, as part of this plan, asset impairments were recorded to write-off certain other machinery and equipment currently held by Keebler and to reduce goodwill acquired in the Sunshine Biscuits, Inc. acquisition in June 1996, neither of which provides any future economic benefit. Severance costs provided for the reduction of approximately 650 employees, of which 600 were represented by unions. As of January 1, 2000, approximately 640 employees, of which 595 were represented by unions, had been severed. This plan is substantially complete as of January 1, 2000. Accordingly, during the fourth quarter of fiscal 1999, an adjustment of $2.9 million was recorded against the original $69.2 million. The adjustment was due to lower than expected severance costs and an earlier than expected disposal of the facility as current real estate conditions resulted in a twelve month reduction in the estimated disposal period. The adjusted net charge in fiscal 1999 related to this plant closure was $66.3 million. Ongoing costs, including but not limited to, guard service, utilities, property taxes and preparing the facility for sale, will continue for eighteen months or until the facility is disposed of, whichever occurs earlier. The amount of suspended depreciation and amortization that would have been recognized for the year ended January 1, 2000, if prior period impairment had not been recognized was approximately $3.7 million, with $5.6 million of annualized savings anticipated in 2000.

         During the fourth quarter of fiscal 1998, the Board of Directors of the Company approved a plan to realign production and distribution at Flowers Bakeries and Mrs. Smith's Bakeries in order to enhance efficiency. The Company recorded a pre-tax non-recurring charge of $68.3 million ($32.2 million, $32.3 million and $3.8 million for Flowers Bakeries, Mrs. Smith's Bakeries and Keebler, respectively). The charge included $57.5 million of noncash asset impairments, $4.8 million of severance costs and $6.1 million of other related exit costs. The plan involved closing six less efficient facilities of Flowers Bakeries and Mrs. Smith's Bakeries and shifting their production and distribution to highly automated facilities. As a direct result of management's decision to implement production line rationalizations, asset impairments were recorded to write-down the closed facilities to net realizable value, less cost to sell, based on management's estimate of fair value, and the related cost in excess of net tangible assets. Also, as part of this plan, asset impairments

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES were recorded to write-off certain duplicate machinery and equipment designated for disposal. The plan included severance costs for 695 employees, and, as of January 1, 2000, all such employees had been terminated. During fiscal 1999, Flowers Bakeries and Mrs. Smith's Bakeries recorded adjustments to the fiscal 1998 restructuring reserve of $1.1 million and $4.9 million, respectively. These adjustments are the result of reduced carrying costs of plants held for sale, an adjustment to the value of these assets due to the identification of a buyer and changes in estimates of severance and other employee termination costs. As of January 1, 2000, all significant actions related to these plans have been completed. The remaining exit costs include ongoing costs such as guard service, utilities and property taxes of closed facilities until the time of disposal. Management anticipates the charges will result in operating savings of approximately $40.0 million over the next five years, principally from reduced depreciation of approximately $13.0 million and increased efficiencies and reduced employee expense of approximately $27.0 million.

PURCHASE ACCOUNTING RESERVES

         During fiscal 1998, as part of accounting for the acquisition of President, Keebler recognized costs pursuant to a plan to exit certain activities and operations of President in order to rationalize productivity and reduce costs and inefficiencies. These exit costs, for which there is no anticipated future economic benefit, were provided for in the allocation of the purchase price and totaled $12.8 million. Company-wide staff reductions were initially estimated at 410 employees and $6.7 million, with the balance of the reserves allocated to costs associated with the closing of seven production, sales or distribution facilities, which principally include noncancelable lease obligations and building maintenance costs. At January 1, 2000, approximately 40 employees not under union contract had been terminated. In addition, during the year management reviewed its exit plan and made a determination that approximately 110 employees not under union contract, would not be terminated. During fiscal 1999, Keebler adjusted accruals previously established in the accounting for the President acquisition by reducing goodwill and other intangibles by $4.5 million to recognize exit costs that are now expected to be less than initially anticipated. The remainder of management's exit plan is expected to be substantially complete before the end of fiscal 2000 with only noncancelable lease obligations to be paid over the next six years, concluding in fiscal 2006.

         As part of the acquisition of Mrs. Smith's Inc. in fiscal 1996, Flowers recorded a purchase accounting reserve of $37.1 million in order to realign production and distribution at Mrs. Smith's Bakeries to reduce inefficiencies. The realignment involved the shutdown of a leased production facility. The reserve includes $27.6 million of noncancelable lease obligations and building maintenance costs, $2.1 million of severance costs, and $7.4 million of other exit costs, including health insurance, incremental workers' compensation costs and the costs associated with dismantling and disposing of equipment at the closed facility. Under the plan, approximately 300 employees were to be and have been terminated. With the exception of noncancelable lease obligations and building maintenance costs that continue through fiscal 2006, this plan was substantially complete as of the end of fiscal 1998. Spending against the reserve totaled $6.8 million, $4.0 million, $.6 million and $1.6 million in fiscal 1999, fiscal 1998, the twenty-seven week transition period ended January 3, 1998 and fiscal 1997, respectively.

         As part of INFLO's acquisition of Keebler and Keebler's subsequent acquisition of Sunshine, Keebler's management team adopted and began executing a plan to reduce costs and inefficiencies. Certain exit costs totaling $77.4 million were provided for in the allocation of the purchase price of both the Keebler and Sunshine acquisitions. Management's plan included company-wide staff reductions, the closure of production, distribution and sales force facilities and information system exit costs. Severance costs were estimated at $39.4 million for the approximately 1,400 employees anticipated to be terminated. As of the end of fiscal 1998, all had been terminated. The plan included the closure of its Atlanta, Georgia and Santa Fe Springs, California, production facilities, as well as 39 sales force and distribution facilities. Costs incurred related to the closing of production, distribution and sales force facilities, other than severance costs, included primarily noncancelable lease obligations and building maintenance costs of $31.2 million. An additional $6.8 million was anticipated for lease costs related to exiting legacy information

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES systems. As of January 4, 1998, the date FII began consolidating Keebler for financial reporting purposes, the remaining liability was $22.5 million, of which $20.2 million related to noncancelable lease obligations and building maintenance costs, $.3 million related to severance costs and $2.0 million related to other exit costs. All activity prior to that date occurred while FII accounted for its investment in Keebler in accordance with the equity method of accounting. Spending against the remaining reserves totaled $3.0 million for fiscal 1999 and $7.7 million for fiscal 1998. In addition, during fiscal 1999 and fiscal 1998, Keebler expensed $0.8 million and $2.8 million, respectively, principally for costs related to the closure of two distribution facilities not included in the original plan. During fiscal 1999, Keebler adjusted accruals previously established in the accounting for the Keebler acquisition by reducing goodwill and other intangibles by $0.5 million and reversing $1.3 million into income from operations to recognize exit costs that are now expected to be less than initially anticipated. The $1.3 million was credited to operating income as it had originally been charged to income from operations in fiscal 1999 and fiscal 1998. During fiscal 1998, Keebler also adjusted accruals previously established in the accounting for the Keebler and Sunshine acquisitions by reducing goodwill and other intangibles by $3.7 million to recognize exit costs that are now expected to be less than initially anticipated. The exit plan was substantially complete at January 1, 2000 with only noncancelable lease obligations continuing through 2006.

         Activity with respect to the non-recurring charges and purchase accounting reserves was as follows (amounts in thousands):

  Non-Recurring Charges:



                                     BALANCE AT                                         BALANCE AT
                                      JANUARY 3,   PROVISION/    NONCASH                 JANUARY 2,
                                         1998      ADJUSTMENTS   REDUCTIONS   SPENDING      1999
                                      ----------   -----------   ----------   --------   ----------

Noncash impairments.................    $   --       $57,489      $(57,489)   $     --     $   --
Severance...........................        --         4,755            --      (3,217)     1,538
Noncancelable lease obligations and
  facility closure costs............        --         3,995            --          --      3,995
Other...............................        --         2,074            --         (94)     1,980
                                        ------       -------      --------    --------     ------
          Total.....................    $   --       $68,313      $(57,489)   $ (3,311)    $7,513
                                        ======       =======      ========    ========     ======





                                      BALANCE AT                                          BALANCE AT
                                      JANUARY 2,   PROVISION/     NONCASH                 JANUARY 1,
                                         1999      ADJUSTMENTS   REDUCTIONS   SPENDING       2000
                                      ----------   -----------   ----------   --------    ----------

Noncash impairments.................    $   --       $42,049      $(42,049)   $     --     $   --
Severance...........................     1,538        14,377            --     (13,878)     2,037
Noncancelable lease obligations and
  facility closure costs............     3,995         1,358            --      (2,522)     2,831
Other...............................     1,980         2,571            --      (2,089)     2,462
                                        ------       -------      --------    --------     ------
          Total.....................    $7,513       $60,355      $(42,049)   $(18,489)    $7,330
                                        ======       =======      ========    ========     ======

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

Purchase Accounting Reserves:



                                               BALANCE AT                            BALANCE AT
                                               JANUARY 3,   PROVISION/               JANUARY 2,
                                                  1998      ADJUSTMENTS   SPENDING     1999
                                               ----------   -----------   --------   ----------

Mrs. Smith's Bakeries
Severance....................................   $ 1,735       $    --     $   (388)   $ 1,347
Non cancelable lease obligations and other
  facility closure costs.....................    27,149            --       (1,350)    25,799
Other........................................     6,069            --       (2,308)     3,761
                                                -------       -------     --------    -------
          Total..............................   $34,953       $    --     $ (4,046)   $30,907
                                                -------       -------     --------    -------
Keebler Foods Company
Severance....................................   $   231       $   111     $   (293)   $    49
Non cancelable lease obligations and other
  facility closure costs.....................    12,505         2,244       (3,265)    11,484
Other........................................     1,895          (182)      (1,689)        24
                                                -------       -------     --------    -------
          Total..............................   $14,631       $ 2,173     $ (5,247)   $11,557
                                                -------       -------     --------    -------
Sunshine Biscuits, Inc.
Severance....................................   $   112       $    --     $    (26)   $    86
Non cancelable lease obligations and other
  facility closure costs.....................     7,735        (3,120)      (2,388)     2,227
                                                -------       -------     --------    -------
          Total..............................   $ 7,847       $(3,120)    $ (2,414)   $ 2,313
                                                -------       -------     --------    -------
President International, Inc.
Severance....................................   $    --       $ 6,653     $    (59)   $ 6,594
Non cancelable lease obligations and other
  facility closure costs.....................        --         5,670           --      5,670
Other........................................        --           447           --        447
                                                -------       -------     --------    -------
          Total..............................   $    --       $12,770     $    (59)   $12,711
                                                -------       -------     --------    -------
          GRAND TOTAL........................   $57,431       $11,823     $(11,766)   $57,488
                                                =======       =======     ========    =======





                                               BALANCE AT                            BALANCE AT
                                               JANUARY 2,   PROVISION/               JANUARY 1,
                                                  1999      ADJUSTMENTS   SPENDING      2000
                                               ----------   -----------   --------   ----------

Mrs. Smith's Bakeries
Severance....................................   $ 1,347       $    --     $ (1,347)   $    --
Non cancelable lease obligations and other
  facility closure costs.....................    25,799        (1,405)      (4,208)    20,186
Other........................................     3,761            --       (1,285)     2,476
                                                -------       -------     --------    -------
          Total..............................   $30,907       $(1,405)    $ (6,840)   $22,662
                                                -------       -------     --------    -------
Keebler Foods Company
Severance....................................   $    49       $    25     $    (50)   $    24
Non cancelable lease obligations and other
  facility closure costs.....................    11,484        (1,009)      (2,646)     7,829
Other........................................        24           (10)         (14)        --
                                                -------       -------     --------    -------
          Total..............................   $11,557       $  (994)    $ (2,710)   $ 7,853
                                                -------       -------     --------    -------

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

                                                     BALANCE AT                                BALANCE AT
                                                     JANUARY 2,   PROVISION/                   JANUARY 1,
                                                        1999      ADJUSTMENTS     SPENDING        2000
                                                     ----------   -----------     --------     ----------

Sunshine Biscuits, Inc.
Severance ......................................      $     86      $     --      $    (23)     $     63
Non cancelable lease obligations and other
  facility closure costs .......................         2,227            --          (265)        1,962
                                                      --------      --------      --------      --------
          Total ................................      $  2,313      $     --      $   (288)     $  2,025
                                                      --------      --------      --------      --------
President International, Inc. ..................
Severance ......................................      $  6,594      $ (3,189)     $   (576)     $  2,829
Non cancelable lease obligations and other
  facility closure costs .......................         5,670          (991)          (83)        4,596
Other ..........................................           447          (319)         (118)           10
                                                      --------      --------      --------      --------
          Total ................................      $ 12,711      $ (4,499)     $   (777)     $  7,435
                                                      --------      --------      --------      --------
          GRAND TOTAL ..........................      $ 57,488      $ (6,898)     $(10,615)     $ 39,975
                                                      ========      ========      ========      ========

NOTE 8. STOCKHOLDERS' EQUITY

FII

         FII's Articles of Incorporation provide that the authorized capital of FII consists of 350,000,000 shares of common stock of $.625 par value per share (the "Common Stock"), 10,467 shares of preferred stock, par value $100 per share, convertible into Common Stock, and 249,533 shares of preferred stock, par value $100 per share that, at the discretion of the Board of Directors, may be either convertible or non-convertible, of which 100,000 shares has been designated by the Board of Directors as Series A Junior Participating Preferred Stock ("Series A Preferred Stock").

Common Stock

         The holders of Common Stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferential rights of any issued and outstanding preferred stock, including the Series A Preferred Stock, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors of FII out of funds legally available. In the event of a liquidation, dissolution or winding-up of FII, holders of Common Stock are entitled to share ratably in all assets of FII, if any, remaining after payment of liabilities and the liquidation preferences of any issued and outstanding preferred stock, including the Series A Preferred Stock. Holders of Common Stock have no preemptive rights, no cumulative voting rights and no rights to convert their shares of Common Stock into any other securities of FII or any other person. The Common Stock is not subject to redemption or sinking fund redemption.

         On April 27, 1998, FII sold 9,000,000 shares of its Common Stock in a public offering at $22 per share. Net proceeds from the offering were used to reduce borrowings under the $500.0 million Syndicated Loan Facility which were primarily incurred to purchase the majority interest in Keebler.

Preferred Stock

         The Board of Directors of FII has the authority to issue up to 249,533 shares of preferred stock in one or more series and to fix the designations, relative powers, preferences, rights, qualifications, limitations and restrictions of all shares of each such series, including without limitation, dividend rates, conversion rights, voting rights, redemption and sinking fund provisions, liquidation preferences and the number of shares constituting each such series, without any further vote or action by the holders of Common Stock. Pursuant to such authority, the Board of Directors has designated 100,000 shares of preferred stock as Series A Preferred Stock in connection with the adoption of FII's Shareholder's Rights Plan. The issuance of one or more series of preferred stock will likely decrease the amount of earnings and assets available

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES for distribution to holders of Common Stock as dividends or upon liquidation, respectively, and may adversely affect the rights and powers, including voting rights, of the holders of Common Stock. The issuance of preferred stock also could have the effect of delaying, deterring or preventing a change in control of FII.

FII SHAREHOLDER'S RIGHTS PLAN

         On March 19, 1999, the Company's Board of Directors declared a dividend of one preferred share purchase right (a "Right" or, collectively, the "Rights") for each share of Common Stock held of record on the close of business on April 2, 1999. Under certain circumstances, a Right may be exercised to purchase one ten-thousandth of a share of Series A Junior Participating Preferred Stock (the "Preferred Stock") at an exercise price of $90.00.

         The Rights become exercisable upon the earlier to occur of: (i) the tenth calendar day after a person or group acquires 15% or more of the Company's outstanding Common Stock, or (ii) the tenth business day after the commencement of a tender offer for 15% or more of the Company's outstanding Common Stock. If the Rights become exercisable, each Right will entitle the holder thereof to purchase one ten-thousandth of a share of Preferred Stock. If a person or group acquires 15% or more of the outstanding Common Stock of the Company, the holder of each Right not owned by the 15% or more shareholder would be entitled to purchase for $90.00 (the exercise price of the Right) Common Stock of the Company having market value equal to $180.00. If the Company is a party to certain mergers or business combination transactions or transfers 50% or more of its assets or earning power to another party, each Right will entitle its holder to buy a number of shares of Common Stock of the acquiring or surviving company having a market value of twice the exercise price of the Rights, or $180.00. If the Rights are fully exercised, the shares issued thereby would cause a substantial dilution to the shareholders of the acquiring or surviving company. The Company may also, under certain circumstances, exchange the Rights not owned by the 15% or more shareholder at an exchange ratio of one share of Common Stock per Right.

         The Rights expire April 2, 2009, and may be redeemed by the Company for $.01 per Right at any time prior to the close of business on the later of: (i) the tenth calendar day after a person or group acquires 15% or more of the Company's outstanding Common Stock, or (ii) the tenth business day after the commencement of a tender offer for 15% or more of the Company's outstanding Common Stock.

STOCK INCENTIVE PLANS

         Flowers

         FII has two stock incentive plans that authorize the Compensation Committee of the Board of Directors to grant to eligible employees stock options, stock appreciation rights, restricted or deferred stock awards, stock purchase rights and other stock-based awards. The Executive Stock Incentive Plan ("ESIP"), the only plan with shares available for grant, is authorized to grant to eligible employees up to 12,050,000 shares of Common Stock, through October 17, 2007. The FII Stock Option Plan expired on October 15, 1992, therefore no additional grants will be made pursuant to this Plan. Additionally, FII has a Non-Employee Directors' Equity Plan (the "Directors' Plan") pursuant to which an aggregate of 300,000 shares of Common Stock may be issued and awarded as stock options to non-employee directors. All options granted under this plan have ten year terms and vest one year from the date of grant.

         During fiscal 1999, fiscal 1998 and the twenty-seven week transition period ended January 3, 1998, 673,800 shares, 345,972 shares and 347,609 shares respectively, of FII's Common Stock were issued as Restricted Stock Awards ("RSAs"). Pursuant to the ESIP, these shares are held in escrow by FII and will be released to the grantee upon the grantee's satisfaction of continued employment at the same or a higher level during the restriction periods and payment of the purchase price. During fiscal 1999, special grants were made to

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES key executives that include the attainment of specific financial goals as a condition of vesting. The restriction periods end at various dates through June 2003. The purchase price is 50% of the mean of the high and low market value of FII's Common Stock at the date of grant. The purchase price of the shares described above and shares still outstanding granted prior to fiscal 1997 ranges from $5.11 to $12.82 per share. Compensation expense for fiscal 1999 and fiscal 1998, the twenty-seven week transition period ended January 3, 1998 and fiscal 1997 was $4.8 million, $3.8 million, $1.1 million and $1.7 million, respectively.

         During fiscal 1996, 358,547 shares of FII's Common Stock were issued as Equity Incentive Awards ("EIA"). Pursuant to the ESIP, these shares are held in escrow by FII and may be released ratably to the grantee upon the grantee's satisfaction of continued employment at the same or a higher level during the restriction period which ends May 20, 1999, and upon payment of the purchase price of $5.11 per share. The purchase price is 50% of the mean of the high and low market value of FII's Common Stock on the date of grant. Compensation expense for fiscal 1999, fiscal 1998, the twenty-seven week transition period ended January 3, 1998 and fiscal 1997 was $.2 million, $.7 million, $.3 million and $.8 million, respectively. The awards were fully exercised in fiscal 1999.

         During fiscal 1998, 1,128,600 shares of FII's Common Stock were granted as non-qualified stock options ("NQSOs"). Pursuant to the ESIP, the NQSOs vest at the end of four years and expire ten years after the date of grant. The optionees are required to pay the market value of the shares, determined as of the grant date, which was $21.00 during fiscal 1998. As of January 1, 2000 and January 2, 1999, there were 1,854,000 and 1,926,000 NQSOs outstanding, respectively.

         During fiscal 1999 and fiscal 1998, the twenty-seven week transition period ended January 3, 1998 and fiscal 1997, the stock option activity pursuant to the ESIP is set forth below:

                                                   FOR THE 52            FOR THE 52            FOR THE 27            FOR THE 52
                                                  WEEKS ENDED           WEEKS ENDED           WEEKS ENDED           WEEKS ENDED
                                                JANUARY 1, 2000       JANUARY 2, 1999       JANUARY 3, 1998        JUNE 29, 1997
                                               ------------------    ------------------    ------------------    ------------------
                                                         WEIGHTED              WEIGHTED              WEIGHTED              WEIGHTED
                                                         AVERAGE               AVERAGE               AVERAGE               AVERAGE
                                                         EXERCISE              EXERCISE              EXERCISE              EXERCISE
                                               OPTIONS    PRICE      OPTIONS    PRICE      OPTIONS    PRICE      OPTIONS    PRICE
                                               -------   --------    -------   --------    -------   --------    -------   --------
                                                                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Outstanding at beginning of year .........      1,926     $15.34      1,165     $ 7.57      1,211     $ 7.52      1,664     $ 7.11
Granted ..................................                            1,129      21.00
Exercised ................................        (63)      5.50       (368)      8.10        (46)    $ 6.06       (453)    $ 6.03
Forfeitures ..............................         (9)
                                               ------     ------     ------     ------     ------     ------     ------     ------
Outstanding at end of year ...............      1,854     $15.65      1,926     $15.34      1,165     $ 7.57      1,211     $ 7.52
                                               ======                ======                ======                ======
Exercisable at end of year ...............        735                   798                 1,165                 1,211
                                               ======                ======                ======                ======
Weighted average fair value of options
  granted during the year ................        N/A                $ 4.37                   N/A                   N/A
                                               ======                ======                ======                ======

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

         Stock options outstanding and exercisable, under the ESIP, on January 1, 2000 were as follows:

                                                               WEIGHTED         WEIGHTED AVERAGE
                                                           AVERAGE EXERCISE   REMAINING CONTRACTUAL
RANGE OF EXERCISE PRICES PER SHARE            SHARES       PRICE PER SHARE        LIFE IN YEARS
----------------------------------           ---------     ----------------   ---------------------

Outstanding:
  $ 5.50 - $ 6.06 .................            262,234          $ 5.79                1.5
  $ 8.45 ..........................            472,500            8.45                5.5
  $21.00 ..........................          1,119,400          $21.00                8.5
                                             ---------          ------                ---
  $ 5.50 - $21.00 .................          1,854,134          $15.65                6.7
                                             =========          ======                ===
Exercisable:
  $ 5.50 - $ 6.06 .................            262,234          $ 5.79
  $ 8.45 ..........................            472,500            8.45
                                             ---------          ------
  $ 5.50 - $ 8.45 .................            734,734          $ 7.50
                                             =========          ======

         During fiscal 1999 and fiscal 1998, and the twenty-seven week transition period ended January 3, 1998 stock option activity pursuant to the Directors' Plan is set forth below:

                                                       FOR THE 52              FOR THE 52              FOR THE 27
                                                       WEEKS ENDED             WEEKS ENDED             WEEKS ENDED
                                                     JANUARY 1, 2000         JANUARY 2, 1999         JANUARY 3, 1998
                                                   -------------------     -------------------     -------------------
                                                              WEIGHTED                WEIGHTED                WEIGHTED
                                                              AVERAGE                 AVERAGE                 AVERAGE
                                                              EXERCISE                EXERCISE                EXERCISE
                                                   OPTIONS     PRICE       OPTIONS     PRICE       OPTIONS     PRICE
                                                   -------    --------     -------    --------     -------    --------
                                                              (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Outstanding at beginning of year ............          57      $18.51          41      $17.50
Granted .....................................          28       24.12          16       21.00          41      $17.50
Exercised ...................................
Forfeitures .................................
                                                   ------                  ------                  ------
Outstanding at end of year ..................          85      $20.35          57      $18.51          41      $17.50
                                                   ======                  ======                  ======
Exercisable at end of year ..................          57                      41                       0
                                                   ======                  ======                  ======
Weighted average fair value of options
  granted during the year ...................      $ 7.60                  $ 4.37                  $ 4.36
                                                   ======                  ======                  ======

         As of January 1, 2000, 57,376 of the options, under the Directors' Plan are exercisable with a weighted average price of $18.51. The weighted average remaining contractual life of options outstanding is approximately eight and one half years. The exercise price of the options range from $17.50 to $24.12.

         Keebler

         Keebler's 1996 Stock Option Plan has 9,673,594 shares of Keebler's common stock authorized for future grant. All options granted have ten year terms and, due to acceleration resulting from the achievement of certain performance measures, vest by 2001. Under this plan, at January 1, 2000, options for 5,919,629 shares were outstanding, of which 4,493,801 are exercisable with a weighted average price of $1.96. Keebler's 1998 Omnibus Stock Incentive Plan has 6,500,000 shares of Keebler's common stock authorized for future grant. All options granted generally have ten year terms and vest at the end of five years. Vesting can be accelerated if certain stock price performance measures are met. Under this plan, at January 1, 2000, options for 2,817,602 shares were outstanding, of which 899,699 are exercisable with a weighted average exercise price of $25.74. Exercise prices as of January 1, 2000, for options outstanding under the 1996 Stock Option Plan range from $1.74 to $5.23. The weighted average remaining contractual life of these options is approximately six and one-half years. Exercise prices as of January 1, 2000, for options outstanding under the 1998 Omnibus Stock Incentive Plan range from $24.00 to $39.25. The weighted average remaining contractual life of these options is approximately five years.

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

         Keebler's Non-Employee Director Stock Plan has 300,000 shares of Keebler's Common Stock authorized for future grant. All options granted have ten year terms and vest automatically upon grant. Under this plan, at January 1, 2000, options for 30,000 shares were outstanding and exercisable. The exercise price of these options range from $27.44 to $30.75. The weighted average remaining contractual life of these options is approximately eight and one half years.

         As the Company applies APB 25 in accounting for its plans, and the option price is the market price at date of grant, no compensation expense has been recognized for options granted under the Company's plans.

         Had compensation expense for the options and Restricted Stock Awards under the Company's plans, inclusive of Keebler's options, been determined based on the fair value at the grant dates for the awards consistent with the methodology prescribed under SFAS No. 123 -- "Accounting for Stock-Based Compensation," the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below:

                                                FOR THE 52        FOR THE 52        FOR THE 27       FOR THE 52
                                                WEEKS ENDED       WEEKS ENDED       WEEKS ENDED      WEEKS ENDED
                                              JANUARY 1, 2000   JANUARY 2, 1999   JANUARY 3, 1998   JUNE 28, 1997
                                              ---------------   ---------------   ---------------   -------------
                                                          (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)

As Reported:
  Net Income .............................        $ 7,294           $41,899           $23,560          $62,324
  Net Income Per Common Share:
     Basic ...............................            .07               .43               .27              .71
     Diluted .............................            .07               .43               .27              .71
Pro Forma:
  Net Income .............................        $ 5,676           $38,989           $22,735          $61,716
  Net Income Per Common Share:
     Basic ...............................            .06               .40               .26              .70
     Diluted .............................            .06               .40               .26              .70

         For awards granted the following weighted average assumptions were used to determine fair value using the Black-Scholes option-pricing model:

                                                 FOR THE 52 WEEKS    FOR THE 52 WEEKS    FOR THE 27
                                                      ENDED               ENDED          WEEKS ENDED
                                                 JANUARY 1, 2000     JANUARY 2, 1999     JANUARY 3,
                                                 ----------------    ----------------       1998
                                                  FII     KEEBLER     FII     KEEBLER        FII
                                                 -----    -------    -----    -------    -----------

Dividend Yield...............................     0.00%     0.00%     3.64%     0.00%        0.00%
Expected Volatility..........................    23.70%    24.80%    23.90%    27.20%       26.80%
Risk-free Interest Rate......................     5.80%     5.76%     5.60%     5.04%        6.31%
Expected Option Life (Years).................        4         5         5         5            4

NOTE 9. RETIREMENT PLANS

DEFINED BENEFIT PLANS

         Flowers

         Flowers has a trusteed, noncontributory defined benefit pension plan covering certain employees. The benefits are based on years of service and the employee's career earnings. The plan is funded at amounts deductible for income tax purposes but not less than the minimum funding required by the Employee Retirement Income Security Act of 1974 ("ERISA"). As of January 1, 2000 and January 2, 1999, the assets of the plan include certificates of deposit, marketable equity securities, mutual funds, corporate and government debt securities and annuity contracts. The marketable equity securities include

                   FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

916,250 and 506,250 shares of FII's Common Stock, respectively, with a fair value of approximately $14.6 million and $12.1 million at January 1, 2000 and January 2, 1999, respectively. In addition to the pension plan, Flowers also has an unfunded supplemental retirement plan for certain highly compensated employees. Benefits provided by this supplemental plan are reduced by benefits provided under the defined benefit pension plan.

         Keebler

         Keebler has a trusteed, noncontributory defined benefit pension plan covering certain employees. Benefits provided under the plan are primarily based on years of service and the employee's final level of compensation. Assets held by the pension plan consist primarily of common stocks, government securities, bonds and a real estate investment of $3.1 million in a distribution center which is under an operating lease to Keebler. Keebler contributes annually not less than the ERISA minimum funding requirements. Effective December 31, 1998, the pension plans of President were merged with Keebler's pension plan. In addition to the pension plan, Keebler also maintains an unfunded supplemental retirement plan for certain highly compensated former executives and an unfunded plan for certain highly compensated current and former executives ("the excess retirement plan"). Benefits provided are based on years of service.

         The net periodic pension cost for the Flowers plans that are not fully funded and Keebler's unfunded supplemental retirement plan include the following components:

                                        FOR THE 52    FOR THE 52    FOR THE 27    FOR THE 52
                                        WEEKS ENDED   WEEKS ENDED   WEEKS ENDED   WEEKS ENDED
                                        JANUARY 1,    JANUARY 2,    JANUARY 1,     JUNE 28,
                                           2000          1999          1998          1997
                                        -----------   -----------   -----------   -----------
                                                       (AMOUNTS IN THOUSANDS)

Service cost..........................   $  8,005      $  6,268       $ 2,846      $  5,603
Interest cost.........................     13,166        11,904         5,207        10,311
Expected return on plan assets........    (13,844)      (13,635)       (5,585)      (10,415)
Amortization of transition assets.....       (841)         (841)         (422)         (841)
Prior service cost....................         59            59            30            84
Recognized net actuarial (gain)
  loss................................        448          (177)           35           118
                                         --------      --------       -------      --------
Net periodic pension cost.............   $  6,993      $  3,578       $ 2,111      $  4,860
                                         ========      ========       =======      ========

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

         The funding status and the amounts recognized in the consolidated balance sheet for the Flowers plans that are not fully funded and Keebler's unfunded supplemental retirement plan are as follows:

                                                                JANUARY 1, 2000   JANUARY 2, 1999
                                                                ---------------   ---------------
                                                                     (AMOUNTS IN THOUSANDS)

Change in benefit obligation:
  Benefit obligation at beginning of year ..................      $ (191,649)       $ (146,937)
  Acquisitions .............................................                           (10,303)
  Service cost .............................................          (8,005)           (6,268)
  Interest cost ............................................         (13,166)          (11,904)
  Actuarial gain (loss) ....................................          24,650           (23,964)
  Benefits paid ............................................           8,040             7,727
                                                                  ----------        ----------
  Benefit obligation at end of year ........................        (180,130)         (191,649)
                                                                  ----------        ----------
Change in plan assets:
  Fair value of plan assets at beginning of year ...........         146,793           154,828
  Actual return on plan assets .............................          14,294            (2,199)
  Employer contribution ....................................             252             1,141
  Benefits paid ............................................          (7,400)           (6,977)
                                                                  ----------        ----------
  Fair value of plan assets at end of year .................         153,939           146,793
                                                                  ----------        ----------
  Funded status ............................................         (26,191)          (44,856)
  Unrecognized net actuarial (gain) loss ...................          (2,934)           22,749
  Contribution between measurement date and fiscal year
     end ...................................................             183               185
  Unrecognized prior service cost ..........................             498               557
  Unrecognized net transition asset ........................          (2,472)           (3,313)
                                                                  ----------        ----------
  Net amount recognized at end of year .....................      $  (30,916)       $  (24,678)
                                                                  ==========        ==========

         The net periodic pension cost for Keebler's unfunded excess retirement plan includes the following components:

                                                                      FOR THE 52
                                                                      WEEKS ENDED
                                                                -----------------------
                                                                JANUARY 1,   JANUARY 2,
                                                                   2000         1999
                                                                ----------   ----------
                                                                      (AMOUNTS IN
                                                                       THOUSANDS)

Service cost ................................................      $431         $173
Interest cost ...............................................       155           78
Recognized net actuarial (gain) loss ........................         8          (47)
                                                                   ----         ----
Net periodic pension cost ...................................      $594         $204
                                                                   ====         ====

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

         The unfunded status of Keebler's excess retirement plan and the amounts recognized in the consolidated balance sheet are as follows:

                                                      JANUARY 1, 2000  JANUARY 2, 1999
                                                      ---------------  ---------------
                                                           (AMOUNTS IN THOUSANDS)

Change in benefit obligation:
  Benefit obligation at beginning of year ........        $ (2,395)       $ (1,085)
  Service cost ...................................            (431)           (173)
  Interest cost ..................................            (155)            (78)
  Actuarial (loss) ...............................            (158)         (1,076)
  Benefits and expenses paid .....................              31              17
                                                          --------        --------
  Benefit obligation at end of year ..............          (3,108)         (2,395)
  Fair value of plan assets
                                                          --------        --------
  Funded status ..................................          (3,108)         (2,395)
  Unrecognized net actuarial loss ................             501             351
  Benefit paid subsequent to measurement date ....              17
                                                          --------        --------
  Net amount recognized at end of year ...........        $ (2,590)       $ (2,044)
                                                          ========        ========

         The net amount recognized at the end of the year includes $21.5 million which is recorded in other accrued liabilities (Note 3) and the remainder is included in other long-term liabilities.

         Assumptions used in accounting for the Company's plans that are not fully funded at each of the respective period-ends are as follows:

                                         JANUARY 1,    JANUARY 2,    JANUARY 3,    JUNE 28,
                                            2000          1999          1998         1997
                                         ----------    ----------    ----------    --------

Weighted average assumptions:
  Measurement date...................       9/30/99       9/30/98     9/30/97      3/31/97
  Discount rate......................    7.50%-7.75%   6.50%-7.50%       8.00%        8.00%
  Expected return on plan assets.....          9.00%         9.00%       9.00%        9.00%
  Rate of compensation increase......    4.50%-5.25%   4.00%-5.00%       5.50%        5.50%

         The net periodic pension cost for the Company's fully funded plan includes the following components:

                                                   FOR THE 52 WEEKS ENDED
                                             ---------------------------------
                                             JANUARY 1, 2000   JANUARY 2, 1999
                                             ---------------   ---------------
                                                  (AMOUNTS IN THOUSANDS)

Service cost ...........................        $ 13,364          $  9,040
Interest cost ..........................          32,841            31,080
Expected return on plan assets .........         (41,887)          (39,352)
Recognized net actuarial loss ..........              43
Prior service cost .....................             689               689
                                                --------          --------
Net periodic pension cost ..............        $  5,050          $  1,457
                                                ========          ========

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

         The funded status and the amounts recognized in the consolidated balance sheet for the Company's fully funded plan is as follows:

                                                                    JANUARY 1, 2000    JANUARY 2, 2000
                                                                    ---------------    ---------------
                                                                          (AMOUNTS IN THOUSANDS)

Benefit obligation at beginning of year ....................          $ (520,312)         $        0
  Acquisitions .............................................                                (460,139)
  Service cost .............................................             (13,364)             (9,040)
  Interest cost ............................................             (32,841)            (31,080)
  Amendments ...............................................                   0              (4,874)
  Actuarial gain (loss) ....................................              60,261             (45,871)
  Curtailment gain .........................................                 897
  Benefits paid ............................................              30,009              30,692
                                                                      ----------          ----------
  Benefit obligation at end of year ........................            (475,350)           (520,312)
                                                                      ----------          ----------
Change in plan assets:
  Fair value of plan assets at beginning of year ...........             581,621
  Acquisitions .............................................                                 515,290
  Actual return on plan assets .............................               2,253              77,731
  Employer contribution ....................................                 115              19,292
  Benefits paid ............................................             (30,009)            (30,692)
                                                                      ----------          ----------
  Fair value of plan assets at end of year .................             553,980             581,621
                                                                      ----------          ----------
  Funded status ............................................              78,630              61,309
  Unrecognized net actuarial gain ..........................             (37,209)            (16,538)
  Contribution between measurement date and fiscal year
     end ...................................................                                     115
  Unrecognized prior service cost ..........................               7,730               9,230
                                                                      ----------          ----------
  Net amount recognized at end of year .....................          $   49,151          $   54,116
                                                                      ==========          ==========

         Assumptions used in accounting for the Company's fully funded plan are as follows:

                                                        JANUARY 1, 2000   JANUARY 2, 1999
                                                        ---------------   ---------------

Weighted average assumptions:
  Measurement date....................................      9/30/99           9/30/98
  Discount rate.......................................         7.50%             6.50%
  Expected return on plan assets......................         8.70%             9.00%
  Rate of compensation increase.......................         4.50%             4.00%

         FII is not obligated to satisfy the pension obligations of Keebler.

OTHER PLANS

         Flowers

         Flowers contributes to various multiemployer, union-administered defined benefit and defined contribution pension plans. Benefits provided under the multiemployer pension plans are generally based on years of service and employee age. Expense under these plans was $.5 million for fiscal 1999, $.3 million for fiscal 1998, $.5 million for the twenty-seven week transition period ended January 3, 1998 and $.4 million for fiscal 1997.

         The Flowers Industries, Inc. 401(k) Retirement Savings Plan covers substantially all Flowers employees who have completed certain service requirements. Generally, the cost and contributions for employees who participate in the defined benefit pension plan is 25% of the first $400 contributed by the employee. The costs and contributions for employees who do not participate in the defined benefit pension plan is 2% of compensation and 25% of the employees' contributions, up to 6% of compensation. During fiscal 1999 and fiscal 1998, the twenty-seven week transition period ended January 3,

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

1998 and fiscal 1997, the total cost and contributions were $1.9 million, $1.3 million, $.6 million and $1.4 million, respectively.

         Keebler

         Contributions are also made by Keebler to a retirement program for Grand Rapids union employees. Benefits provided under the plan are based on a flat monthly amount for each year of service and are unrelated to compensation. Contributions are made based on a negotiated hourly rate. For fiscal 1999 and fiscal 1998, Keebler expensed contributions of $2.5 million and $2.3 million, respectively.

         Keebler contributes to various multiemployer, union-administered defined benefit and defined contribution pension plans. Benefits provided under the multiemployer pension plans are generally based on years of service and employee age. Expense under these plans was $6.8 million and $8.9 million for fiscal 1999 and fiscal 1998, respectively.

NOTE 10. POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

         Flowers

         FII provides certain medical and life insurance benefits for eligible retired employees. The medical plan covers eligible retirees under the active medical and dental plans. The plan incorporates an up front deductible, coinsurance payments and employee contributions at COBRA premium levels. Eligibility and maximum period of coverage is based on age and length of service. The life insurance plan offers coverage to a closed group of retirees.

         Keebler

         Keebler provides certain medical and life insurance benefits for eligible retired employees of Keebler. The medical plan, which covers nonunion and certain union employees with ten or more years of service, is a comprehensive indemnity-type plan. The plan incorporates an up-front deductible, coinsurance payments and employee contributions which are based on length of service. The life insurance plan offers a small amount of coverage versus the amount the employees had while employed. Keebler does not fund the plan.

         Additionally, Keebler provides postemployment medical benefits to employees on long-term disability. The plan is a comprehensive indemnity-type plan which covers nonunion employees on long-term disability. There is no length of service requirement. The plan incorporates coinsurance payments and deductibles. Keebler does not pre-fund the plan. The postemployment obligation included in the consolidated balance sheet at January 1, 2000 and January 2, 1999 was $5.5 million and $4.7 million, respectively. The plan was amended in fiscal 1999 for a change in the calculation of retiree contribution rates that resulted in an $8.5 million reduction to the benefit obligation and a corresponding decrease in unrecognized prior service cost.

         The net periodic postretirement benefit expense for the Company includes the following components:

                                                                 52 WEEKS ENDED
                                                      -----------------------------------
                                                      JANUARY 1, 2000     JANUARY 2, 1999
                                                      ---------------     ---------------
                                                            (AMOUNTS IN THOUSANDS)

Service cost .....................................        $  2,348            $  2,045
Interest cost ....................................           3,722               3,961
Amortization of prior service cost ...............            (115)               (115)
Prior service cost ...............................             389
Amortization of net gain .........................            (375)
                                                          --------            --------
Net periodic postretirement benefit cost .........        $  5,969            $  5,891
                                                          ========            ========

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

         The unfunded status and the amounts recognized in the balance sheet for the Company's postretirement obligation are as follows:

                                                       JANUARY 1, 2000    JANUARY 2, 1999
                                                       ---------------    ---------------
                                                                 (AMOUNTS IN THOUSANDS)
Change in benefit obligation:
  Benefit obligation at beginning of year ..........      $(60,738)
  Acquisitions .....................................                         $(58,288)
  Service cost .....................................        (2,348)            (2,045)
  Interest cost ....................................        (3,722)            (3,961)
  Amendments .......................................         8,531
  Participant contributions ........................            38
  Actuarial gain ...................................           (21)              (828)
  Curtailment ......................................           108
  Benefits paid ....................................         5,558              4,384
                                                          --------           --------
  Benefit obligation at end of year ................      $(52,594)          $(60,738)
     Unrecognized actuarial gain ...................        (8,166)            (7,856)
     Unrecognized prior service cost ...............        (4,817)             3,895
     Benefit payments subsequent to measurement date           880                978
                                                          --------           --------
     Accrued benefit obligation ....................      $(64,697)          $(63,721)
                                                          ========           ========

         Assumptions used in accounting for the Company's postretirement benefit plans at each of the respective period ends are as follows:

                                                         JANUARY 1, 2000    JANUARY 2, 1999
                                                         ---------------    ---------------
Weighted average assumptions:
  Measurement date.....................................        9/30/99          9/30/98
  Discount rate........................................     6.75%-7.50%            6.50%
  Rate of increase.....................................     5.50%-8.00%            6.00%

         A one percent increase in the trend rate for health care costs would have increased the accumulated benefit obligation as of January 1, 2000 by $2.3 million and the net periodic benefit cost by $0.4 million. A one percent decrease in the trend rate for health care costs would have decreased the accumulated benefit obligation and net periodic benefit cost by $2.1 million and $0.3, as of January 1, 2000 and January 2, 1999, respectively.

         FII is not obligated to satisfy the postretirement and postemployment benefits of Keebler.

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 11. INCOME TAXES

         The Company's provision for income taxes consists of the following:

                                       FOR THE 52
                                       WEEKS ENDED           FOR THE 27     FOR THE 52
                               -------------------------     WEEKS ENDED    WEEKS ENDED
                               JANUARY 1,     JANUARY 2,     JANUARY 3,       JUNE 28,
                                  2000           1999           1998            1997
                               ----------     ----------     -----------    -----------
                                                (AMOUNTS IN THOUSANDS)
Current Taxes:
  Federal ................      $ 60,139       $ 72,121       $  5,686       $ 26,910
  State ..................         9,203          6,010          2,395          5,557
                                --------       --------       --------       --------
                                  69,342         78,131          8,081         32,467
                                --------       --------       --------       --------
Deferred Taxes:
  Federal ................       (11,228)        (3,346)         2,395          1,587
  State ..................        (1,854)          (394)          (844)          (863)
                                --------       --------       --------       --------
                                 (13,082)        (3,740)         1,551            724
                                --------       --------       --------       --------
Provision for income taxes      $ 56,260       $ 74,391       $  9,632       $ 33,191
                                ========       ========       ========       ========


         Deferred tax liabilities (assets) are comprised of the following:

                                                  JANUARY 1,          JANUARY 2,
                                                     2000                1999
                                                  ----------          ----------
                                                      (AMOUNTS IN THOUSANDS)

Depreciation ................................     $ 132,792           $ 173,610
Trademarks, trade names and intangibles .....        64,887              49,348
Prepaid pension .............................        13,327              14,283
Inventory valuation .........................           559               6,779
Other .......................................        26,053              13,816
                                                  ---------           ---------
          Gross deferred tax liabilities ....       237,618             257,836
                                                  ---------           ---------
Workers compensation ........................        (9,070)            (19,891)
Postretirement/postemployment benefits ......       (26,778)            (26,171)
Employee benefits ...........................       (34,667)            (33,806)
Facility closing costs and severance ........       (37,342)            (56,805)
Loss carryforwards ..........................       (21,910)            (84,447)
Other .......................................       (19,891)            (17,109)
                                                  ---------           ---------
          Gross deferred tax assets .........      (149,658)           (238,229)
Deferred tax assets valuation allowance .....         3,012              86,310
                                                  ---------           ---------
                                                  $  90,972           $ 105,917
                                                  =========           =========

         The net change in the valuation allowance for deferred tax assets was a decrease of $83.3 million, related to net operating loss carryforwards. The decrease was primarily attributable to the utilization of the Keebler pre-acquisition net operating loss carryforwards as a result of the resolution of the uncertainty regarding the availability of these losses.

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

         The provision for income taxes differs from the amount computed by applying the U.S. federal income tax rate (35%) because of the effect of the following items:

                                                   FOR THE 52
                                                   WEEKS ENDED                 FOR THE 27       FOR THE 52
                                              ---------------------------      WEEKS ENDED      WEEKS ENDED
                                              JANUARY 1,       JANUARY 2,       JANUARY 3,        JUNE 28,
                                                 2000             1999             1998             1997
                                              ----------       ----------      -----------      -----------
                                                                  (AMOUNTS IN THOUSANDS)
Tax at U.S. federal income tax rate ......     $ 36,090         $ 57,283         $ 8,757         $ 30,728
State income taxes, net of U.S. federal
  income tax benefit .....................        6,923            5,298           1,390            3,837
Benefit of operating loss carryforwards ..         (522)                            (525)          (1,210)
Intangible amortization ..................        9,150            6,910             174              122
Other ....................................        4,619            4,900            (164)            (286)
                                               --------         --------         -------         --------
          Provision for income taxes .....     $ 56,260         $ 74,391         $ 9,632         $ 33,191
                                               ========         ========         =======         ========

         The amount of federal net operating loss carryforwards generated by certain subsidiaries of FII prior to their acquisition is $2.8 million with expiration dates through the fiscal year 2009. The use of pre-acquisition net operating losses is subject to limitations imposed by the Internal Revenue Code. FII does not anticipate that these limitations will affect utilization of the carryforwards prior to their expiration. Various subsidiaries have state net operating loss carryforwards of $156.0 million with expiration dates through fiscal 2014.

         In fiscal 1998, Keebler's net operating loss carryforwards were approximately $207.1 million. All net operating loss carryforwards were used in fiscal 1999 to offset gains incurred through the Section 338 income tax election, which adjusted the tax basis of all assets and liabilities that resulted from INFLO's acquisition of Keebler. Keebler's intangible asset resulting from this transaction was reduced by a corresponding $11.8 million as a result of resolving the pre-acquisition tax basis of acquired assets and liabilities.

NOTE 12. SEGMENT REPORTING

         In fiscal 1998, the Company adopted SFAS No. 131 -- "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). This statement establishes new standards for the manner in which companies report operating segment information, as well as disclosures about products and services and major customers.

         The Company has three reportable segments: Flowers Bakeries, Mrs. Smith's Bakeries and Keebler. Flowers Bakeries produces fresh breads and rolls, Mrs. Smith's Bakeries produces fresh and frozen baked desserts, snacks, breads and rolls, and Keebler produces a full line of cookies and crackers. The segments are managed as strategic business units due to their distinct production processes and marketing strategies.

         The accounting policies of the segments are substantially the same as those described in Note 1. The Company evaluates each segment's performance based on income or loss before interest and income taxes, excluding corporate and other unallocated expenses and non-recurring charges.

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

Information regarding the operations in these reportable segments is as follows:

                                                           FOR THE 52 WEEKS ENDED             FOR THE 27          FOR THE 52
                                                      -------------------------------         WEEKS ENDED         WEEKS ENDED
                                                       JANUARY 1,          JANUARY 2,          JANUARY 3,           JUNE 28,
                                                         2000                 1999                1998                1997
                                                      -----------         -----------         -----------         -----------
                                                                                (AMOUNTS IN THOUSANDS)
Sales:
  Flowers Bakeries ...........................        $   961,699         $   939,119         $   457,803         $   901,045
  Mrs. Smith's Bakeries ......................            673,133             672,821             369,262             615,637
  Keebler ....................................          2,667,771           2,226,480
  Eliminations (1) ...........................            (66,593)            (73,053)            (42,968)            (78,969)
                                                      -----------         -----------         -----------         -----------
                                                      $ 4,236,010         $ 3,765,367         $   784,097         $ 1,437,713
                                                      ===========         ===========         ===========         ===========
Depreciation and Amortization:
  Flowers Bakeries ...........................        $    32,865         $    33,487         $    16,505         $    28,533
  Mrs. Smith's Bakeries ......................             20,127              18,676               9,427              15,830
  Keebler ....................................             84,125              69,125
  Other ......................................              7,502               7,477                 998               1,607
                                                      -----------         -----------         -----------         -----------
                                                      $   144,619         $   128,765         $    26,930         $    45,970
                                                      ===========         ===========         ===========         ===========
Non-Recurring Charge:
  Flowers Bakeries ...........................        $    (1,120)        $    32,161
  Mrs. Smith's Bakeries ......................             (4,874)             32,300
  Keebler ....................................             66,349               3,852
                                                      -----------         -----------
                                                      $    60,355         $    68,313
                                                      ===========         ===========
Income (Loss) Before Interest and Taxes:
  Flowers Bakeries ...........................        $    66,995         $    75,779         $    31,388         $    46,189
  Mrs. Smith's Bakeries ......................            (53,256)             45,855              20,153              40,186
  Keebler ....................................            263,903             199,891
  Unallocated General Expenses ...............            (33,308)            (20,823)            (14,726)            (16,716)
  Non-Recurring Charge .......................            (60,355)            (68,313)
                                                      -----------         -----------         -----------         -----------
                                                      $   183,979         $   232,389         $    36,815         $    69,659
                                                      ===========         ===========         ===========         ===========
Interest Expense, Net ........................        $    80,865         $    68,725         $    11,796         $    25,109
                                                      ===========         ===========         ===========         ===========
Income Before Income Taxes, Investment in
  Unconsolidated Affiliate, Minority Interest,
  Extraordinary Loss and Cumulative Effect of
  Changes in Accounting Principles ...........        $   103,114         $   163,664         $    25,019         $    87,794
                                                      ===========         ===========         ===========         ===========
Capital Expenditures:
  Flowers Bakeries ...........................        $    73,553         $    38,573         $    22,710         $    48,334
  Mrs. Smith's Bakeries (2) ..................            127,340              34,711               9,817              28,577
  Keebler ....................................            100,685              66,798
  Other ......................................             12,435                 193                 330                 599
                                                      -----------         -----------         -----------         -----------
                                                      $   314,013         $   140,275         $    32,857         $    77,510
                                                      ===========         ===========         ===========         ===========

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

                                                  FOR THE 52 WEEKS ENDED      FOR THE 27     FOR THE 52
                                              ----------------------------    WEEKS ENDED    WEEKS ENDED
                                               JANUARY 1,       JANUARY 2,     JANUARY 3,      JUNE 28,
                                                  2000             1999           1998           1997
                                              -----------      -----------    -----------    -----------
                                                                (AMOUNTS IN THOUSANDS)
Assets:
  Flowers Bakeries .................          $  491,396       $  458,966      $401,787       $408,815
  Mrs. Smith's Bakeries ............             506,586          459,652       366,602        361,575
  Keebler ..........................           1,528,183        1,655,780
  Other ............................             374,313          286,502       130,491        127,797
                                              ----------       ----------      --------       --------
                                              $2,900,478       $2,860,900      $898,880       $898,187
                                              ==========       ==========      ========       ========

---------------

(1) Primarily represents elimination of intersegment sales from Mrs. Smith's Bakeries to Flowers Bakeries which are transferred at standard costs.

(2)      Includes noncash capital leases of $47.4 million.

NOTE 13. UNAUDITED QUARTERLY FINANCIAL INFORMATION

         Results of operations for each of the four quarters in the respective fiscal years are as follows (each quarter represents a period of twelve weeks, except the first quarter, which includes sixteen weeks):

QUARTER                                            FIRST QUARTER   SECOND QUARTER   THIRD QUARTER   FOURTH QUARTER
                                                   -------------   --------------   -------------   --------------
                                                            (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

Sales ..............................      1999      $1,301,695       $ 940,334        $ 983,223       $1,010,759
                                          1998       1,075,037         833,059          859,517          997,754
Gross margin .......................      1999         693,750         496,406          493,900          549,998
                                          1998         588,747         458,007          477,311          538,721
Income (loss) before extraordinary
  loss and cumulative effect of
  changes in accounting
  principles .......................      1999          24,836         (27,735)          (9,103)          19,296
                                          1998          15,028          18,467           25,555          (13,082)
Extraordinary loss due to early
  extinguishment of debt, net of tax
  benefit and minority interest ....      1999              --              --               --               --
                                          1998              --              --             (938)              --
Cumulative effect of changes in
  accounting principles, net of tax
  benefit ..........................      1999              --              --               --               --
                                          1998          (3,131)(1)          --               --               --
Net income (loss) ..................      1999          24,836         (27,735)          (9,103)          19,296
                                          1998          11,897          18,467           24,617          (13,082)
Basic net income (loss) per common
  share ............................      1999             .25            (.28)            (.09)             .19
                                          1998             .13             .19              .25             (.13)
Diluted net income (loss) per common
  share ............................      1999             .25            (.28)            (.09)             .19
                                          1998             .13             .19              .25             (.13)

---------------

(1) During the fourth quarter of fiscal 1998, the Company adopted SOP 98-5. The cumulative effect of this change in accounting principles was retroactive to the first quarter of fiscal 1998 and does not correspond with the amounts reported in the Company's first quarter Form 10-Q for the sixteen weeks ended April 25, 1998.

                    FLOWERS INDUSTRIES, INC. AND SUBSIDIARIES

NOTE 14. UNAUDITED OPERATING RESULTS

         The unaudited condensed consolidated results of operations of Flowers for the fifty-two weeks ended January 3, 1998 and the twenty-seven weeks ended January 4, 1997 are presented below. In the opinion of management, the accompanying unaudited condensed consolidated results of operations contain all adjustments (consisting of only normal recurring accruals) necessary to present fairly the results of operations:

                                                               FOR THE 52          FOR THE 27
                                                              WEEKS ENDED         WEEKS ENDED
                                                            JANUARY 3, 1998     JANUARY 4, 1997
                                                            ---------------     ---------------
                                                                   (AMOUNTS IN THOUSANDS,
                                                                   EXCEPT PER SHARE DATA)
Sales .............................................          $ 1,432,200           $ 774,767
Income before income taxes and cumulative effect of
  changes in accounting principles ................               62,478              50,335
Income tax expense ................................               23,796              19,027
Income (loss) from investment in unconsolidated
  affiliate .......................................               24,813                (195)
Income before cumulative effect of changes in
  accounting principles ...........................               63,495              31,113
Cumulative effect of changes in accounting
  principles ......................................               (9,888)
Net income ........................................               53,607              31,113
Net Income per common share:
  Net income per share before cumulative effect --
     basic ........................................                  .72                 .35
  Net income per share before cumulative effect --
     diluted ......................................                  .72                 .35
  Net income per share -- basic ...................                  .61                 .35
  Net income per share -- diluted .................                  .61                 .35

NOTE 15. SUBSEQUENT EVENTS

         In January 2000, Flowers Bakeries acquired The Kroger Co.'s bakery in Memphis, Tennessee ("Kroger"). The transaction was accounted for as a purchase. The Memphis Bakery has two production lines, which produce breads, buns and rolls for Kroger stores in Tennessee, northern Arkansas and southern Missouri.

         On March 6, 2000, Keebler acquired Austin Quality Foods, Inc. ("Austin") in a business combination that was accounted for as a purchase. Austin is a leading producer and marketer of single serve baked snacks, including cracker sandwiches and bite-sized crackers and cookies.

         The Austin and Kroger transactions, valued collectively at approximately $275 million, were financed with borrowings under the existing credit facilities of Keebler and Flowers, respectively.

         On March 30, 2000 FII amended the $500 million Syndicated Loan Facility. The amendment adjusted the applicable interest margin to 2.0 % and the commitment fee to .05%. In addition, certain financial covenants were amended while others were added. The covenants in effect currently include, among others, (1) a maximum leverage ratio, (2) a minimum fixed charge coverage ratio,
(3) minimum adjusted EBITDA, as defined, (4) a borrowing base covenant requiring that FII's total indebtedness not exceed specified percentages of the book value of accounts receivable, inventory, property, plant and equipment and the fair value of FII's interest in Keebler, (5) a prohibition on acquisitions, (6) a negative pledge on all assets of the Company, (7) a limit on Flowers capital expenditures, and (8) limits on cash dividends unless the Company would have, following payment thereof, at least $15 million availability under the unused commitments and borrowing base tests of the facility. As of January 1, 2000 and the date of the amendment the Company was in compliance with all covenants. Further, the amount of retained earnings available for payment of dividends at January 1, 2000 under the amendment was $125.0 million.

                      REPORT OF INDEPENDENT ACCOUNTANTS ON
                          FINANCIAL STATEMENT SCHEDULE

To the Board of Directors of Flowers Industries, Inc.

         Our audits of the consolidated financial statements referred to in our report dated February 3, 2000 and March 30, 2000 of this Report on Form 10-K also included an audit of the Financial Statement Schedule listed in Item 14(a) of this Form 10-K. In our opinion, this Financial Statement Schedule presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements.

                                          /s/ PRICEWATERHOUSECOOPERS LLP

Atlanta, Georgia
March 30, 2000